UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number: 001-41638

AMBIPAR EMERGENCY RESPONSE
(Exact name of registrant as specified in its charter)

Avenida Angélica, nº 2346, 5th Floor
São Paulo, São Paulo, Brazil, 01228-200
Tel: +55 (11) 3429-5000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F☒    Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes☐    No☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes☐    No☒

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Summary Results for the Full Year ended December 31, 2023.

99.2	Audited Consolidated Financial Statements of Ambipar Emergency Response for the Full Year Ended December 31, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2024

AMBIPAR EMERGENCY RESPONSE

By:	/s/ Thiago da Costa Silva
Name: Thiago da Costa Silva
Title: Director

Exhibit 99.1

Summary Results for the Full Year ended December 31, 2023

The information set forth below updates certain information about us included in the prospectus contained in our Registration Statement on Form F-1 (Registration No. 333-270493) which we refer to herein as the “Prospectus,” and should be read in conjunction with the information set forth in the Prospectus under “Financial Statement Presentation,” “Risk Factors,” “Unaudited Pro Forma Condensed Combined Financial Information” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Quantitative and Qualitative Disclosures about Market Risk” and our audited consolidated financial statements and unaudited pro forma condensed financial information and the historical financial statements of Witt O’Brien’s and the respective notes thereto included elsewhere in the Prospectus, as well as with our audited consolidated financial statements as of December 31, 2023 and for the full Year ended December 31, 2023 and 2022, contained in a report on Form 6-K that was furnished to the SEC on May 15, 2024 (the “Fourth Quarter Financial Statements Report”).

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth including those set forth in “Cautionary Statement Regarding Forward-Looking Statements,” “Industry and Market Data” and “Risk Factors.” of the Prospectus.

The following table reflects selected financial information for the full Year ended December 31, 2023:

	For the full Year ended December 31,
	2023	2023	2022	Variation
	(Audited)
	(in US$ million)(1)	(in R$ million)		%
Gross Revenue	556.9	2,781.8	1,813.3	53.4
Cost of services rendered	(418.5)	(2,090.5)	(1,337.8)	56.3
Gross profit	100.0	499.5	347.1	43.9
Operating profit	72.1	360.4	336.7	7.0
Net finance cost	(50.3)	(251.3)	(104.0)	141.6
Income tax and social contribution	(18.4)	(91.9)	(44.9)	104.7

(1)	For convenience purposes only, certain amounts in reais have been translated to U.S. dollars using an exchange rate of R$4.9953 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2023, as reported by the Central Bank. These translations have not been audited and should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

Gross revenue
Gross revenue for the year ended December 31, 2023 amounted to R$2,781.9 million, compared to R$1,813.3 million in the year ended December 31, 2022, which represents an increase of R$968.6 million, or 53.4%.

The increase in gross revenue was primarily due to: (1) the acquisitions we concluded in the North America and Brazil segments, which experienced the largest growth in the period, reaching a gross revenue of R$1,329.0 million and R$790.3 million in the year ended December 31, 2023, respectively, from R$790.3 million and R$597.2 million in the year ended December 31, 2022, respectively, as a result of a wider regional reach and, consequently, an increase in the overall number of subscription contracts and spot contracts; and (2) an increase of our gross revenue generated in our Latin America segment (other than Brazil) of R$12.5 million, or 5.9%, in the year ended December 31, 2023, primarily as a result of the expansion of our existing operations in Chile and Peru and the start of new operations in Colombia. These increases were partially offset by a negative effect of 3.3 percentage points on our gross revenue as a result the depreciation of the U.S. dollar, Canadian dollar and the British pound against the real.

Cost of services rendered
Cost of services rendered for the year ended December 31, 2023 amounted to R$ 2,090.5 million, compared to R$1,337.8 million in the year ended December 31, 2022, which represents an increase of R$752.7 million, or 56.3%. This increase was primarily due to the acquisitions we completed in the period and the increase in operations, consistent with the increase in net revenue described above, as partially offset by a positive effect of 3.3 percentage point on our cost of services rendered, as a result of the appreciation of the U.S. dollar, Canadian dollar and the British pound against the real. Cost of services represented 80.7% and 79.4% of our net revenue, respectively, in the year ended December 31, 2023 and 2022.

Gross profit
Gross profit for the year ended December 31, 2023 amounted to R$499.5 million, compared to R$347.1 million in the year ended December 31, 2022, which represents an increase of R$152.4 million, or 43.9%. Gross profit represented 19.3% and 20.6% of our net revenue, respectively, for the years ended December 31, 2023 and 2022. The decrease in gross profit margin was primarily due to the increase in cost of services rendered in the year ended December 31, 2023 as a percentage of net revenue, as a result of increased costs related to third-party providers and fuel caused by inflationary cost pressure, supply chain disruptions, and increases in oil prices in the period, as well as decreased economies of scale resulting from (1) recently acquired businesses that were in the process of being integrated into our ecosystem, and (2) organic growth in markets which we had recently entered and had smaller operations. The adoption of heightened controls over our costs and expenditures following recent acquisitions helped to mitigate inflationary pressures, including by means of centralizing negotiations with suppliers at the corporate level and the renegotiation of pricing terms with suppliers, and we have been able to gradually increase prices as a way to pass on costs and improve gross profit margins. Supply chain disruptions have been mitigated through the earlier ordering of vehicles and equipment, and increasing utilization of suppliers who have more favorable delivery terms. The increase in cost of services rendered as a percentage of net revenue was partially offset primarily by a decrease in costs with personnel as a percentage of net revenue due to workforce optimization.

Operating profit

Operating profit for the year ended December 31, 2023 amounted to R$360.4 million, compared to R$336.7 million in the year ended December 31, 2022, which represented an increase of R$23.7 million, or 7.0%, mainly due to increased operations in our North America and Brazil segments, as partially offset by the extraordinary expenses incurred in connection with the conclusion of the HPX transaction in March, which had a non-recurring negative impact of R$100.9 million in the period.

Net finance cost
Our net finance costs increased by R$147.3 million, or 141.6%, to R$251.3 million for the year ended December 31, 2023 from R$104.0 million for the year ended December 31, 2022. Finance income increased by R$33.9 million, or 353.1%, to R$43.5 million in the year ended December 31, 2023 from R$9.6 million in the year ended December 31, 2022, primarily due to an increase in foreign-exchange rate income, as partially offset by a greater average cash balance in the period which resulted in an increase in revenues from interest earning bank deposits. Our finance costs increased by R$181.3 million, or 159.7%, to R$294.8 million in the year ended December 31, 2023 from R$113.5 million in the year ended December 31, 2022 primarily due to an increase of R$36.6 million and R$27.2 million in year ended December 31, 2022 in debentures interest and interest on loans, respectively, primarily as a result of our First Issuance of Debentures in 2022, the Second Issuance of Debentures and the borrowing under the loan agreement with Itau BBA International PLC to finance the WOB Acquisition in 2022.

Income tax and social contribution
Income tax and social contribution expense for the year ended December 31, 2023 was R$91.9 million, compared R$44.9 million in the year ended December 31, 2022, which represents an increase of R$47.0 million, or 104.7%. This increase was primarily due to the increase in the provision for deferred taxes.

About Ambipar Emergency Response

Ambipar Response specializes in environmental services, and operates in four main business units: emergency response, marine response, industrial response and environmental response. The Company is present in more than 40 countries across all six continents, providing standardized services across all regions.

The Company was founded in 1995 by Tercio Borlenghi Jr.

For more information, visit ambipar.com and http://ir-response.ambipar.com/

Exhibit 99.2
AMBIPAR EMERGENCY RESPONSE
Report of Independent Registered Public Accounting Firm
Consolidated financial statements
As at December 31, 2023
Auditor Name: BDO RCS Auditores Independentes SS Ltda.
Auditor Location: São Paulo, Brazil
Auditor Firm ID: 5485

Tel.: +55 19 3294 2390 Fax: + 55 19 3254 1484 www.bdo.com.br	Rua Major Quedinho, 90, Consolação -,São Paulo, SP Brasil 01050-030
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Shareholders and Board of Directors
Ambipar Emergency Response
São Paulo – SP
Opinion on the consolidated financial statements
We have audited the accompanying consolidated statements of financial position of Ambipar Emergency Response (the “Company”), as of December 31, 2023 and 2022, the related consolidated statements of income and statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years then ended and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Interpretations (collectively “IFRS”).
Basis for opinion on the consolidated financial statements
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
We have served as the Company’s auditor since 2020.
São Paulo/SP - Brazil, May 10, 2024.
BDO RCS Auditores Independentes SS Ltda.
BDO RCS Auditores Independentes SS Ltda., an audit partnership organized according to Brazilian law, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms. BDO is the brand name for the BDO network and for each of the BDO Member Firms.

AMBIPAR EMERGENCY RESPONSE

Consolidated Statements of Financial Position As of December 31, 2023 and 2022 (Values expressed in thousands of Brazilian Reais)
Statements of financial position

	Note	December 31, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	4	423,266	271,607
Trade and other receivables, net	5	803,523	702,980
Income tax and social contribution	6.1	14,143	6,388
Other taxes recoverable	6.2	63,955	29,740
Prepaid expenses		32,239	37,806
Advances to suppliers		23,125	29,864
Inventories		34,159	18,128
Other accounts receivable		45,814	36,498
Current assets		1,440,224	1,133,011

Non-current assets
Trade and other receivables, net	5	3,485	—
Related parties loans	16	29,322	26,180
Income tax and social contribution recoverable	6.1	1,472	2,854
Other taxes recoverable	6.2	857	392
Deferred taxes	22	28,800	25,420
Judicial deposits	15	631	826
Other accounts receivable		32,245	37,599

Investments	7	—	7,620
Property, plant and equipment, net	8	787,561	516,081
Right of use, net	8	88,737	68,275
Goodwill	9	1,537,135	1,192,302
Intangible assets	9	358,703	420,197
Total Non-current assets		2,868,948	2,297,746

Total assets		4,309,172	3,430,757

AMBIPAR EMERGENCY RESPONSE

Consolidated Statements of Financial Position As of December 31, 2023 and 2022 (Values expressed in thousands of Brazilian Reais)

	Note	December 31, 2023	December 31, 2022
Liabilities
Current liabilities
Loans and financing	10	84,369	67,656
Debentures	11	79,677	84,187
Trade and other payables	12	184,618	146,611
Labor obligations		82,768	114,941
Dividends Payable	16	57,364	76,909
Current income tax and social contribution payable	13.1	21,684	12,998
Other tax payable	13.2	51,459	33,719
Obligations from acquisition of investment	7	183,825	129,198
Lease liabilities	14.2	22,620	14,411
Other bills to pay		34,638	36,345
Current liabilities		803,022	716,975

Non-current liabilities
Loans and financing	10	617,533	649,762
Debentures	11	466,073	516,533
Other taxes payable	13.2	8,638	7,986
Related parties loans	16.1	620,842	769,792
Deferred income tax and social contribution	22	187,784	190,833
Obligations from acquisition of investment	7	168,926	94,228
Provision for contingencies	15	393	607
Lease liabilities	14.2	34,860	32,648
Warrant and Earn-out	3.4.2	30,753	—
Other bills to pay		13,551	4,305
Non-current liabilities		2,149,353	2,266,694

Total liabilities		2,952,375	2,983,669

Shareholders' equity
Capital	17.1	1,443,108	261,920
Profit reserves		—	302,817
Capital transactions	17.5	(99,516)	(110,218)
Accumulated translation adjustment	17.4	(208,056)	(89,165)
Retained earnings		(62,477)	—

Equity attributable to owners of the Company		1,073,059	365,354
Non-controlling interest		283,738	81,734

Total equity		1,356,797	447,088
Total shareholders' equity and liabilities		4,309,172	3,430,757
The accompanying notes are an integral part of the Consolidated Financial Statements.

AMBIPAR EMERGENCY RESPONSE

Consolidated Statements of Income Years ended December 31, 2023, 2022 and 2021 (Amounts expressed in thousands of Brazilian Reais, except earnings per share)
Statements of income

	Note	December 31, 2023	December 31, 2022	December 31, 2021

Net Revenue	19	2,589,960	1,684,896	822,203
Cost of services rendered	20	(2,090,482)	(1,337,749)	(618,691)

Gross profit		499,478	347,147	203,512

Selling, general and administrative expenses	20	(28,385)	(26,553)	(26,837)
Equity in earnings of investments		—	3,628	—
Other income, net expenses	20	(110,710)	12,536	1,355

Operating expenses		(139,095)	(10,389)	(25,482)

Operating profit		360,383	336,758	178,030

Finance expenses	21	(294,827)	(113,541)	(12,804)
Finance income	21	43,485	9,567	10,776
		(251,342)	(103,974)	(2,028)

Net income before income tax and social contribution		109,041	232,784	176,002

Current income tax and social contribution	22	(78,999)	(35,806)	(23,773)
Deferred income tax and social contribution	22	(12,866)	(9,104)	(14,087)

Profit for the year		17,176	187,874	138,142

Profit (loss) Attributable to:
Controlling interest		(62,477)	161,493	131,117
Non-controlling interests		79,653	26,381	7,025

Number of shares at the year end		55,429,851	261,920,439	48,615,599

Earnings per share (basic) at the end of the year - in R$	17.3	0.1912	0.7173	2.8415
Earnings per share (diluted) at the end of the year - in R$	17.3	0.1662	0.7173	2.8415
The accompanying notes are an integral part of the Consolidated Financial Statements.

AMBIPAR EMERGENCY RESPONSE

Consolidated Statements of Comprehensive Income Years ended December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais)
Statements of comprehensive income

	December 31, 2023	December 31, 2022	December 31, 2021
Profit for the year	17,176	187,874	138,142
Items that are or may be reclassified subsequently to profit or loss:
Unrealized income reserve	—	—	63
Equity valuation adjustment	—	(984)	—
Exchange rate change on goodwill on investee abroad	(10,702)	(7,617)	(4,998)
Foreign currency translation adjustment	(108,189)	(79,711)	(8,455)
Other comprehensive loss for the year, net of tax	(118,891)	(88,312)	(13,390)
Total comprehensive income (loss), net of taxes	(101,715)	99,562	124,752

Attributable to:
Controlling interest	(181,368)	73,181	117,726
Non-controlling interest	79,653	26,381	7,026
	(101,715)	99,562	124,752
The accompanying notes are an integral part of the Consolidated Financial Statements.

AMBIPAR EMERGENCY RESPONSE

Consolidated Statements of Changes in Equity Years ended December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais)
Statements of changes in equity

					Profit Reserves
	Capital	Advances for future capital increase	Expenses on the issuance of shares	Capital transactions	Legal reserve	Unrealized income reserve	Equity valuation adjustment	Accumulated translation adjustment	Retained earnings	Total attributable to the controlling shareholder	Non-controlling interests	Total

Balance at January 1st, 2021	36,899	176,000	—	(3,458)	7,380	69,050	984	16,818	—	303,673	23,521	327,194

Capital increase with investment transfer	49,021	—	—	—	—	—	—	(25,016)	—	24,005	—	24,005
Advances for future increase of capital	176,000	(176,000)	—	—	—	—	—	—	—	—	—	—
Transactions with shareholders	—	—	—	(118,026)	—	—	—	—	—	(118,026)	—	(118,026)
Distribution of profit from previous year	—	—	—	—	—	(307)	—	—	—	(307)	—	(307)
Interest of non-controllers	—	—	—	—	—	—	—	—	—	—	(18,623)	(18,623)
Exchange variation on capital transactions	—	—	—	4,998	—	—	—	(4,998)	—	—	—	—
Other comprehensive loss	—	—	—	—	—	63	—	16,624	—	16,687	—	16,687
Net income for the year	—	—	—	—	—	—	—	—	131,116	131,116	7,026	138,142
Profit destination
Legal reserve	—	—	—	—	6,556	—	—	—	(6,556)	—	—	—
Mandatory minimum dividends	—	—	—	—	—	—	—	—	(31,154)	(31,154)	—	(31,154)
Unrealized profit reserve	—	—	—	—	—	93,406	—	—	(93,406)	—	—	—

Balance, December 31, 2021	261,920	—	—	(116,486)	13,936	162,212	984	3,428	—	325,994	11,924	337,918

Balances at January 1st, 2022	261,920	—	—	(116,486)	13,936	162,212	984	3,428	—	325,994	11,924	337,918
Transactions with shareholders	—	—	—	(1,349)	—	—	—	—	—	(1,349)	—	(1,349)
Transfer by onerous transfer	—	—	—	—	—	3,531	—	(5,265)	—	(1,734)	—	(1,734)
Participation of non-controllers	—	—	—	—	—	—	—	—	—	—	43,429	43,429
Exchange variation on capital transactions	—	—	—	7,617	—	—	—	(7,617)	—	—	—	—
Other comprehensive loss	—	—	—	—	—	—	(984)	(79,711)	—	(80,695)	—	(80,695)
Net income for the year	—	—	—	—	—	—	—	—	161,493	161,493	26,381	187,874
Profit destination
Legal reserve	—	—	—	—	8,075	—	—	—	(8,075)	—	—	—
Mandatory minimum dividends	—	—	—	—	—	—	—	—	(38,355)	(38,355)	—	(38,355)
Unrealized profit reserve	—	—	—	—	—	115,063	—	—	(115,063)	—	—	—

Balance, December 31, 2022	261,920	—	—	(110,218)	22,011	280,806	—	(89,165)	—	365,354	81,734	447,088

AMBIPAR EMERGENCY RESPONSE

Consolidated Statements of Changes in Equity Years ended December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais)

					Profit Reserves
	Capital	Advances for future capital increase	Expenses on the issuance of shares	Capital transactions	Legal reserve	Unrealized income reserve	Equity valuation adjustment	Accumulated translation adjustment	Retained earnings	Total attributable to the controlling shareholder	Non-controlling interests	Total

Balance at January 1st, 2023	261,920	—	—	(110,218)	22,011	280,806	—	(89,165)	—	365,354	81,734	447,088

Issuance of 177.977.323 new shares	263,004	—	—	—	—	—	—	—	—	263,004	—	263,004
Exchange variation on capital transactions	—	—	—	(2,413)	—	—	—	2,413	—	—	—	—
Other comprehensive loss	—	—	—	—	—	—	—	(5,769)	—	(5,769)	—	(5,769)
Participation of non-controllers	—	—	—	—	—	—	—	—	—	—	13,231	13,231
Net income for the period	—	—	—	—	—	—	—	—	13,288	13,288	7,885	21,173
Initial transactions with shareholders 03.03.2023	316,105	—	—	—	(22,011)	(280,806)	—	—	(13,288)	—	(21,116)	(21,116)
PIPE and other investors	595,746	—	—	—	—	—	—	—	—	595,746	—	595,746
HPX trust account balance at CST&T	48,083	—	—	—	—	—	—	—	—	48,083	—	48,083
Acervo inicial HPX 03.03.2023	(41,750)	—	—	—	—	—	—	—	—	(41,750)	—	(41,750)
Exchange variation on capital transactions	—	—	—	13,115	—	—	—	(13,115)	—	—	—	—
Other comprehensive loss	—	—	—	—	—	—	—	(102,420)	—	(102,420)	—	(102,420)
Expenses on the issuance of shares	—	—	(119,822)	—	—	—	—	—	—	(119,822)	—	(119,822)
Realization of costs in the issuance of shares	—	—	119,822	—	—	—	—	—	—	119,822	—	119,822
Participation of non-controllers	—	—	—	—	—	—	—	—	—	—	122,351	122,351
Net income for the period	—	—	—	—	—	—	—	—	(62,477)	(62,477)	79,653	17,176

Balance, December 31, 2023	1,443,108	—	—	(99,516)	—	—	—	(208,056)	(62,477)	1,073,059	283,738	1,356,797
The accompanying notes are an integral part of the Consolidated Financial Statements.

AMBIPAR EMERGENCY RESPONSE

Consolidated Statements of Cash Flows – Indirect Method Years ended December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais)
Statements of cash flows – Indirect Method

	December 31, 2023	December 31, 2022	December 31, 2021
Cash flows from operating activities
Profit for the year	17,176	187,874	138,142

Adjustments for non-cash items
Depreciation and amortization	181,864	112,029	60,163
Expected credit losses	654	248	(340)
Residual value of written-off property, plant and equipment and intangible assets	19,311	26,291	(6,355)
Provision for contingencies	(230)	334	(365)
Income tax and social contribution - Deferred	12,866	9,104	14,087
Equity in earnings of investiments		(3,628)	—
Investments adjustments		(2,779)	—
Reversal of obligations due to investment acquisition	(48,315)
Interest on loans and financing, debentures and exchange-rate change	150,799	96,699	2,919

Changes in assets and liabilities:
Accounts receivable	(4,393)	94,381	(79,118)
Recoverable taxes	(38,575)	(20,550)	(6,102)
Prepaid expenses	6,243	(32,859)	1,778
Advances to suppliers	29,540	23,650	(29,287)
Inventories	2,328	(5,672)	(3,607)
Other accounts receivable	40,986	18,783	24,850
Suppliers	(56,325)	(10,901)	(21,740)
Salaries and social security charges	(41,661)	27,472	(1,485)
Taxes payable	44,718	34,210	(2,900)
Warrant and Earn-out	(17,044)	—	—
Other accounts payable	(37,048)	(25,736)	(17,565)
Cash generated from operating activities	262,894	528,950	73,075

Interest paid on loans and financing	(50,260)	(12,126)	(5,985)
Interest paid on debentures	(94,549)	(25,274)	—
Interest paid on leases	(2,650)	(2,400)	(573)
Income tax and social contribution	(36,956)	(18,213)	(2,193)

Net Cash generated from operating activities	78,479	470,937	64,324

AMBIPAR EMERGENCY RESPONSE

Consolidated Statements of Cash Flows – Indirect Method Years ended December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais)

	December 31, 2023	December 31, 2022	December 31, 2021
Cash flow from investing activities
Cash spent on companies’ acquisitions; net of cash received	(47,131)	(1,090,040)	(286,134)
Payment of obligations from acquisition of investments	(124,558)	(134,981)	(38,493)
Acquisition of property, plant and equipment and intangible assets	(240,289)	(95,748)	(123,793)

Net cash used in investing activities	(411,978)	(1,320,769)	(448,420)

Cash flow from financing activities
Attributed to shareholders
Profit distribution - prior periods	(31,947)	—	(63)
Increase in minority interest	699,532	—	—

Attributed to financing
Related parties	98,200	71,019	441,662
Lease payments - Principal	(112,459)	(32,802)	(6,819)
Proceeds from loans and financing	124,258	446,870	50,620
Proceeds from debentures	—	573,623	—
Payments of loans and financing - Principal	(179,804)	(63,985)	(52,152)
Payments of debentures – Principal	(55,953)	—	—
Net cash generated from financing activities	541,827	994,725	433,248

Increase in cash and cash equivalents	208,328	144,893	49,152

Exchange rate change in cash and cash equivalents	(56,669)	7,796	8,012

Cash and cash equivalents at the beginning of the year	271,607	118,918	61,754

Cash and cash equivalents at the end of the year	423,266	271,607	118,918
The accompanying notes are an integral part of the Consolidated Financial Statements.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Notes to the Consolidated Statements of Financial Position
1.General information
Ambipar Emergency Response (the “Group Response” or “Company”) is a direct subsidiary of Ambipar Participações e Empreendimentos S.A. (“Ambipar Group”) in the Emergency Response segment, it’s part of the Ambipar Group’s essence the commitment to sustainable matters, working on the ESG (“Environment, Social and Governance”) pillars within its business and supporting its clients.
The Ambipar Emergency Response is engaged in the response to accidents with chemical products and pollutants, fighting fires, environmental emergencies on highways, railways, airports, ports, industries, mining and pipelines, and natural disasters. The Company also offers the environmental services in specialized industrial clean.
The Ambipar Emergency Response is also specialized in Crisis Management and attendance to environmental, chemical, and biological emergencies that affect the health, the environment, and property. Supported by state-of-the-art professionals, with excellence, technological equipment using techniques in the most security protocols, in order to contribute to excellence in care. The Ambipar Emergency Response owns more than 300 bases around the world, employs more than 150,000 trained collaborators and responds to emergencies on call 24 hours a day, 365 days a year.
On July 6, 2022, Emergência Participações S.A. entered into a business combination agreement with HPX Corp. (“HPX”), a Special Purpose Acquisition Company (SPAC), to further accelerate the company's growth. On March 3, 2023, after compliance with all corporate and regulatory requirements, the transaction was concluded. Thus, as of March 6, 2023, Ambipar Emergency Response became listed, and its common shares and warrants began to be traded on the NYSE American under the codes “AMBI” and “AMBI.WS”, respectively.
1.1.Activity in the Response segment
The principal business activities of the Ambipar Emergency Response comprise operating in prevention, management, and emergency response to accidents involving hazardous or non-hazardous products in all modes of transportation, with its own bases and presence in 16 countries in South America, Europe, Africa, North America, and Antarctica. In addition, it provides industrial firefighters who work at customer’s facilities and has the largest and most complete training field in Latin America, training employees and clients with the most complete structure focused on emergency response and management in multimodal scenarios.
As of December 31, 2023 and December 31, 2022, the Ambipar Emergency Response’s equity interests and their respective areas of activity are shown in Note 1.2 “Organization and Plan of Business Operation”.
1.2.Relevant events
Completion of the transaction with HPX and listing of Ambipar Emergency Response on the NYSE
On March 3, 2023, the Company completed the transaction with HPX Corp, pursuant to the terms of the Business Combination Agreement entered into on July 5, 2022, by the Ambipar Group, together with its subsidiaries, Emergência Participações S.A., Ambipar Emergency Response and Ambipar Merger Sub ("Closure"). As a result, Emergência Participações S.A. became a wholly owned subsidiary of Ambipar Emergency Response, a company incorporated in the Cayman Islands. Ambipar Emergency Response (“AMBI”) is classified as a foreign private issuer, emerging growth company and non-accelerated filer with shares listed on the New York Stock Exchange (NYSE American). The Ambipar Group now holds a 70.8% interest in AMBI after the conclusion of the de-SPAC process. Additional details regarding the accounting impacts of the de-SPAC process for the Company's consolidated financial statements are presented in Note 7.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
List of subsidiaries
The Consolidated Financial Statements include the individual statements of the entities of Ambipar Emergency Response, listed below:

				Ownership held by Company		Ownership held by NCI
Company	Note	Place of Business/ Country of Incorporation	Controller	31.12.2023	31.12.2022	31.12.2023	31.12.2022	Consolidation method
				%	%	%	%
Emergência Participações S.A.		Brazil	Ambipar Emergency Response	100.00	100.00	—	—	Full
Ambipar Response S.A.		Brazil	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Insurance - Correta de Seguros Ltda		Brazil	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Response Insurance - Atendimento a Seguros Ltda		Brazil	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Response Chile SpA		Chile	Emergência Participações	100.00	100.00		—
Ambipar Response Chile S.A.		Chile	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Peru SAC		Peru	Ambipar Response Chile Spa e S.A.	99.78	99.78	0.22	0.22	Full
Ambipar Response Training S.A.		Chile	Ambipar Response Chile Spa e S.A.	99.99	99.99	0.01	0.01	Full
Ambipar Response Mineros e Integrales S.A.		Chile	Ambipar Response Chile Spa e S.A.	99.90	99.90	0.10	0.10	Full
Ambipar Uruguay S.A.		Uruguai	Ambipar Response Chile Spa e S.A.	100.00	100.00	—	—	Full
Ambipar Colombia S.A.S		Colombia	Ambipar Response Chile Spa e S.A.	100.00	100.00	—	—	Full
Ambipar Response Colombia S.A.S		Colombia	Ambipar Response Chile Spa e S.A.	100.00	100.00	—	—	Full
Ambipar Response Mexico S. de R.L. de C.V.	(j)	México	Ambipar Response Chile Spa e S.A.	100.00	—	—	—	Full
Ambipar Holding USA, INC		United States of America	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Response Texas, LLC		United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Ambipa Response Alabama, LLC		United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Ambipar Response Florida, LLC		United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Ambipar Response Colorado, Inc		United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Ambipar Response EMS, Inc		United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Ambipar Response Northwest, Inc.		United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Ambipar Response PERS, LLC		United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Ambipar Response Training Center ARTC, Inc		United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Witt O'Brien"s LLC		United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Witt O'Brien's Payroll Management LLC		Delaware	Witt O'Brien"s LLC	100.00	100.00	—	—	Full

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)

				Ownership held by Company		Ownership held by NCI
Company	Note	Place of Business/ Country of Incorporation	Controller	31.12.2023	31.12.2022	31.12.2023	31.12.2022	Consolidation method
				%	%	%	%
O'Brien's Response Management, L.L.C.		Delaware	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
Witt O'Brien's Insurance Services, LLC		New Jersey	O'Brien's Response Management, L.L.C.	100.00	100.00	—	—	Full
Witt O'Brien's USVI, LLC		U.S. Virgin Islands	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
Witt O’Brien’s PR LLC		Puerto Rico	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
Strategic Crisis Advisors LLC		Georgia	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
Navigate Communications Pte. Ltd.		Singapore	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
Navigate Response (Asia) Pte. Ltd.		Singapore	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
Navigate PR Limited		England and Wales	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
Navigate Response Limited		England and Wales	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
O'Brien's do Brasil Consultoria em Emergências e Meio Ambiente S.A.	(f)	Brazil	Witt O'Brien"s LLC	—	100.00	—	—	Full
Witt Associates do Brasil Consultoria Ltda	(f)	Brazil	Witt O'Brien"s LLC	—	50.00	—	50.00	No
Ambipar Holdings UK Limited		United Kingdom	Emergência Participações	100.00	100.00	—	—	Full
Groco 404 Limited		United Kingdom	Ambipar Holdings UK	100.00	100.00	—	—	Full
Ambipar Site Service Limited		United Kingdom	Groco 404 Limited	100.00	100.00	—	—	Full
Ambipar Holding Ireland Limited		Ireland	Ambipar Holdings UK	100.00	100.00	—	—	Full
Ambipar Response Ireland Limited		Ireland	Ambipar Holding Ireland	100.00	100.00	—	—	Full
Ambipar Howells Consultancy Limited		United Kingdom	Ambipar Response Limited (Reino Unido)	100.00	100.00	—	—	Full
Ambipar Response Limited (Reino Unido)		United Kingdom	Ambipar Holdings UK	100.00	100.00	—	—	Full
Ambipar Response Limited (Irlanda)		Ireland	Ambipar Response Limited (Reino Unido)	100.00	100.00	—	—	Full
Ambipar Holding Canadá, INC		Canadá	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Response Industrial Services Inc	(v)	Canadá	Ambipar Holding Canadá	70.00	—	30.00	—	Full
Orion Environmental Services Ltd. (OES)	(v)	Canadá	Ambipar Response Industrial Services Inc	70.00	100.00	30.00	—	Full
Orion Tank Solutions Ltd. (OTS)	(v)	Canadá	Ambipar Response Industrial Services Inc	70.00	100.00	30.00	—	Full
Ambipar Response Industrial Services E Inc.	(v)	Canadá	Ambipar Response Industrial Services Inc	70.00	100.00	30.00	—	Full
Ambipar Response Industrial Services L Inc.	(v)	Canadá	Ambipar Response Industrial Services Inc	70.00	100.00	30.00	—	Full
Ambipar Response Industrial Services G Inc.	(v)	Canadá	Ambipar Response Industrial Services Inc	70.00	100.00	30.00	—	Full

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)

				Ownership held by Company		Ownership held by NCI
Company	Note	Place of Business/ Country of Incorporation	Controller	31.12.2023	31.12.2022	31.12.2023	31.12.2022	Consolidation method
				%	%	%	%
1653395 Alberta Ltd	(v)	Canadá	Ambipar Response Industrial Services Inc	70.00	—	30.00	—	Full
Bulldog Energy Group	(v)	Canadá	1653395 Alberta Ltd	70.00	—	30.00	—	Full
Ambipar Reponse Emergency Services Canada F Inc		Canadá	Ambipar Holding Canadá	100.00	100.00	—	—	Full
Ridgeline Canada Inc		Canadá	Ambipar Holding Canadá	100.00	100.00	—	—	Full
DFA Contracting Ltd	(k)	Canadá	Ambipar Holding Canadá	100.00	—	—	—	Full
JM Serviços Integrados S.A.		Brazil	Emergência Participações	70.00	70.00	30.00	30.00	Full
JM Serviços e Locações S.A.		Brazil	Emergência Participações	70.00	70.00	30.00	30.00	Full
Lacerda & Lacerda Serviços de Transportes e Emergências Ambientais Ltda	(a)	Brazil	Emergência Participações	100.00	70.00	—	30.00	Full
Desentupidora Belo Ltda	(a)	Brazil	Emergência Participações	—	70.00	100.00	30.00	Full
Ambipar Response Gás Ltda		Brazil	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Response Dracares Apoio Marítimo e Portuário S.A.		Brazil	Emergência Participações	51.00	51.00	49.00	49.00	Full
Ambipar Response Marine S.A.	(g)	Brazil	Ambipar Response Dracares Apoio Marítimo e Portuário S/A	40.80	—	59.20	—	Full
Ambipar Response Maritime Services PDA S.A.	(o)	Brazil	Ambipar Response Marine S.A.	24.48	—	75.52	—	Full
Ambipar Flyone Serviço Aéreo Especializado, Comércio e Serviço S.A.		Brazil	Emergência Participações	51.00	51.00	49.00	49.00	Full
RG Response S.A.		Brazil	Emergência Participações	51.00	51.00	49.00	49.00	Full
RG Consultoria Técnica Ambiental Brasil Ltda		Brazil	RG Response	51.00	51.00	49.00	49.00	Full
Ambipar Response Espírito Santo S.A.		Brazil	Emergência Participações	70.00	70.00	30.00	30.00	Full
Ambipar Response Environmental Services Ltda		Brazil	Ambipar Response Espírito Santo S.A.	70.00	70.00	30.00	30.00	Full
Ambipar Response Orbitgeo Ltda		Brazil	Ambipar Response Espírito Santo S.A.	70.00	70.00	30.00	30.00	Full
Ambipar Response OGTEC Facilities Ltda		Brazil	Ambipar Response Espírito Santo S.A.	70.00	70.00	30.00	30.00	Full
Ambipar Response Wastewater Control Ltda		Brazil	Ambipar Response Espírito Santo S.A.	70.00	70.00	30.00	30.00	Full
Ambipar Response Geoweb Ltda		Brazil	Ambipar Response Espírito Santo S.A.	70.00	70.00	30.00	30.00	Full
Ambipar Response Geociências Ltda	(b)	Brazil	Ambipar Response Espírito Santo S.A.	38.50	38.50	61.50	61.50	Full
Ambipar Response Analytical S.A.	(c)	Brazil	Ambipar Response Espírito Santo S.A.	35.70	—	64.30	—	Full
Ambipar Response Fauna e Flora Ltda	(e)	Brazil	Ambipar Response Espírito Santo S.A.	70.00	—	30.00	—	Full

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)

				Ownership held by Company		Ownership held by NCI
Company	Note	Place of Business/ Country of Incorporation	Controller	31.12.2023	31.12.2022	31.12.2023	31.12.2022	Consolidation method
				%	%	%	%
Ambipar Response Environmental Consulting Offshore S.A.	(h)	Brazil	Ambipar Response Espírito Santo S.A.	42.00	—	58.00	—	Full
Ambipar Response Remediation S.A.	(p)	Brazil	Ambipar Response Espírito Santo S.A.	35.70	—	64.30	—	Full
Ambipar Response Remediation Ltda	(q)	Brazil	Ambipar Response Remediation S.A.	35.70	—	64.30	—	Full
RMC2 Soluções Ambientais Ltda	(r)	Brazil	Ambipar Response Remediation Ltda	17.85	—	82.15	—	Full
Fênix Emergências Ambientais Ltda		Brazil	Emergência Participações	100.00	100.00	—	—	Full
APW Ambiental e Transporte Ltda		Brazil	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Response Tank Cleaning S.A.	(l)	Brazil	Emergência Participações	51.00	—	49.00	—	Full
Ambipar C-Safety Comércio, Indústria e Serviços Ltda	(m)	Brazil	Ambipar Response Tank Cleaning	51.00	—	49.00	—	Full
Ambipar Response Industrial Services S.A.	(i)	Brazil	Ambipar Response Tank Cleaning	26.01	—	73.99	—	Full
Unidroid Robotica do Brasil Ltda	(x)	Brazil	Ambipar Response Tank Cleaning	26.01	—	73.99	—	Full
SMR Socorro Medico e Resgate Ltda	(s)	Brazil	Emergência Participações	70.00	—	30.00	—	Full
SSRM Saude Ocupacional Ltda	(t)	Brazil	Emergência Participações	70.00	—	30.00	—	Full
SSR Serviços de Segurança e Resgate Ltda	(u)	Brazil	Emergência Participações	70.00	—	30.00	—	Full
Atmo Hazmat Ltda	(d)	Brazil	Emergência Participações	—	100.00	—	—	Full
Ambipar Atendimento Médico Hospitalar Ltda	(n)	Brazil	Emergência Participações	—	100.00	—	—	Full

(a)    On January, 2021 Emergência Participações S.A.annouced the aquisition of 70% of the share capital of Lacerda & Lacerda Serviços de Transportes e Emergências Ambientais Ltda and Desentupidora Belo Ltda. In April 2022, Emergência Participações S.A. transferred its 70% stake in Desentupidora Belo Ltda. in exchange for the remaining 30% of Lacerda & Lacerda Serviços de Transportes e Emergencies Ambientais Ltda, totaling 100% interest.
(b)    On July 2021, the subsidiary Ambipar Response ES has a 55% interest in Ambipar Response Geociências Ltda. The Company has a 70% interest in Ambipar Response ES, thus the Group has 38.50% control over the subsidiary.
(c)    On June 2022, the subsidiary Ambipar Response ES has a 51% interest in Ambipar Response Analytical S.A. Emergência Participações S.A. has a 70% interest in Ambipar Response ES, thus the Group has 35.70% control over the subsidiary.
(d)    On June 2022, the subsidiary Emergência Participações S.A. transferred the 40,000 shares it held in Atmo Hazmat Ltda to Ambipar Group. The investment was transferred for consideration and classified as related parties.
(e)    On July 2022, the subsidiary Ambipar Response ES has a 100% interest in Ambipar Response Fauna e Flora Ltda. Emergência Participações S.A. has a 70% interest in Ambipar Response ES, thus the Group has 70% control over the subsidiary.
(f)    On October 25, 2022, Emergência Participações S.A. acquired, through its subsidiary Ambipar Holding USA, Inc. 100% of the company Witt O’Briens and the acquisition was completed; As a result, there was a joint agreement with the acquisition of 50% of O'Brien's do Brasil Consultoria em Emergencies e Meio Ambiente S.A., characterizing a joint venture. Emergência Participações S.A. communicated to the market, on January 17, 2023, that in common agreement with OceanPact Serviços Marítimos S.A. (“OceanPact”), they decided to terminate the O'Brien's do Brasil joint venture, this agreement aimed to avoid overlapping activities and operations between Ambipar Response S.A. and OceanPact.
(g)    On February, 2023, the subsidiary Ambipar Response Dracares Apoio Marítimo e Portuário Ltda. announced the acquisition of 80% of the capital stock of Girassol Apoio Marítimo Ltda)

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
(h)    On April 2023, the subsidiary Ambipar Response ES has a 60% interest in Ambipar Response Environmental Consulting Offshore S/A. Emergência Participações S.A. has a 70% interest in Ambipar Response ES, thus the Group has 42% control over the subsidiary.
(i)    On April, 2023, the subsidiary Ambipar Response Tank Cleaning S/A. announced the acquisition of 51% of the capital stock of Plimsoll Serviços Ltda (“Plimsoll”). Emergência Participações S.A. has a 51% interest in Ambipar Response Tank Cleaning, thus the Group has 26.01% control over de subsidiary.
(j)    On May 2023, the subsidiaries Ambipar Response Chile (with 50% of the share capital) and Ambipar Response Training (with 50% of the share capital) formed the company Ambipar Response Mexico, which operates in the provision of emergency services through stand by contracts.
(k)    On May, 2023, the subsidiary Ambipar Holding Canada Inc. announced the acquisition of 100% of the capital interest of DFA Contracting Ltd (“DFA”).
(l)    On July 2023, Emergência Participações S.A.announced the acquisition of 51% Ambipar Response Tank Cleaning S/A.
(m)    On July 2023, Emergência Participações S.A. announced the acquisition of 51% Ambipar Response Tank Cleaning S/A which has a 100% stake in the company Ambipar C-Safety Comércio, Indústria e Serviços Ltda., thus the Group has 51% control over the subsidiary.
(n)    On July 2023, Emergência Participações S.A. partners and Ambipar Group transferred 9,999 and 1 share of participation in Ambipar Atendimento Médico Hospitalar Ltda, respectively to Environmental ESG Participações S.A. The investment was transferred for consideration and classified as related parties.
(o)    On September 2023, the subsidiary Ambipar Response Marine S/A announced the acquisition of 60% of the share capital of Zenith Marítima Eireli. (“Zenith”).
(p)    On September 2023, the subsidiary Ambipar Response ES has a 51% interest in Ambipar Response Remediation S.A. Emergência Participações S.A. has a 70% interest in Ambipar Response ES, thus the Group has 35.70% control over the subsidiary.
(q)    On September 2023, the subsidiary Ambipar Response ES has a 51% interest in Ambipar Response Remediation S.A which has a 100% stake in Ambipar Response Ambipar Response Remediation Ltda. Ambipar Response has a 70% interest in Ambipar Response ES, thus the Group has 35.70% control over the subsidiary.
(r)    On September 2023, the subsidiary Ambipar Response ES has a 51% interest in Ambipar Response Remediation S.A which has a 100% stake in the company Ambipar Response Remediation Ltda., which in turn holds 50% of the capital of RMC2 Soluções Ambientais Ltda. Emergência Participações S.A. has a 70% interest in Ambipar Response ES, thus the Group has 17.85% control over the subsidiary.
(s)    On September 2023, Ambipar Response announced the acquisition of 70% of the share capital of Smr Socorro Médico E Resgate Ltda (“SMR”).
(t)    On September 2023, Emergência Participações S.A. announced the acquisition of 70% of the share capital of Ssmr Saude Ocupacional Ltda. Epp (“SSMR”)
(u)    On September 2023, Emergência Participações S.A. announced the acquisition of 70% of the share capital of Ssr Servicos De Seguranca E Resgate Ltda Epp (“SSR”).
(v)    On October, 2023, the Ambipar Holding Canada Inc. (Holding Canada) established a holding company "Ambipar Response Industrial Services Canada (Industrial Services Canada)" and transferred all operating companies of "Industrial Services" (Orion, Lynx, Emerge and Graham) to this new Group holding company. Holding Canada acquired 100% of the company 1653395 Alberta Ltda (controlling company of Bulldog Energy Group) and part of the payment to shareholders was in shares of the company Industrial Services Canada. At this time, Holding Canada transfers the shares of 1653395 Alberta Ltda to Industrial Services Canada. After this corporate movement, Holding Canada holds 70% control of Industrial Services Canada and 30% remains with Burly's Holdings Ltd.
(x)    On December 2023, the subsidiary Ambipar Tank Cleaning S/A announced the acquisition of 51% of the share capital of Unidroid Robotica do Brasil Ltda. (“Unidroid”). Emergência Participações S.A. has a 51% interest in Ambipar Response Tank Cleaning, thus the Group has 26.01% control over de subsidiary.
1.3.Authorization to issue these Consolidated Financial Statements
The issuance of these Consolidated Financial Statements was authorized by Management on May 10, 2024.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
2.Description of significant accounting policies
2.1.Basis of presentation
As a result of the reorganization described below, these consolidated financial statements have been presented for all periods as if the Company was the holding company of the Group Response.
The Company became the holding company of the Group Response in March 2023 through a business combination (note 1.2) and as a result Emergência Participações S.A. (predecessor entity) became a wholly owned subsidiary of Ambipar Emergency Response.
These transactions are being accounted for on the predecessor values basis as common control transactions, based on the predecessor values recognized by the Company in its consolidated financial statements from the dates that it obtained control of the Group Response.
Upon conclusion of the business combination, the results of operations of the Group were included in the consolidated financial statements of the Company as if the Company had always owned the Group Response.
The Consolidated Financial Statements are expressed in thousands of Reais ("R$"), and the reporting of amounts in other currencies, when needed, is also expressed in thousands, unless otherwise indicated.
The preparation of the Consolidated Financial Statements requires Management to make judgments, use estimates and adopt assumptions that affect the amounts presented for revenues, expenses, assets and liabilities, including contingent liabilities. However, uncertainty relating to these judgments, assumptions and estimates could lead to results that require a significant adjustment to the book value of certain assets and liabilities in future years.
Ambipar Emergency Response’s Management states and confirms that all relevant information for the Consolidated Financial Statements is being evidenced and corresponds to the one used by Management in the administration.
The Consolidated Financial Statements have been prepared on the historical cost’s basis, except certain financial assets and liabilities that measured at their fair value.
The Ambipar Emergency Response’s businesses included in these Consolidated Financial Statements are not generated as a single legal entity. These Consolidated Financial Statements are, therefore, not necessarily indicative of performance, cash flows obtained, and possessing actual equity and financial situation, as if this Ambipar Emergency Response had operated in a single legal entity during the years, or indicative of future results.
The Consolidated Financial Statements have been prepared on a going concern basis, which assumes that the Ambipar Emergency Response will be able to discharge its liabilities.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
2.2.Basis of consolidation
These Consolidated Financial Statements include the results of the Company and all its subsidiaries undertakings made up to the same accounting date. All intra-Group balances, transactions, income and expenses are eliminated in full on consolidation. The results of subsidiary undertakings acquired or disposed of during the period are included or excluded from the consolidated income statement from the effective date of acquisition or disposal.
2.3.New or revised pronouncements applied for the first time in 2023
The new IFRS standards will only be applied in Brazil after the issuance of the respective standards in Portuguese by the Accounting Pronouncements Committee and approval by the Federal Accounting Council.
a)    Amendment to IFRS 17 Insurance Contracts;
IFRS 17 was issued by the IASB in 2017 and replaces IFRS 4 for the reporting period beginning on or after January 1, 2023.
IFRS 17 introduces an internationally consistent approach to the accounting of insurance contracts. Prior to IFRS 17, there was significant diversity around the world in relation to the accounting and disclosure of insurance contracts.
Given that IFRS 17 applies to all insurance contracts issued by an entity (with limited scope exclusions), its adoption may have an effect on non-insurers, such as the Company. The Company carried out an assessment of its contracts and operations and concluded that the adoption of IFRS 17 had no effect on its consolidated annual financial statements.
b)    Amendment to IAS 1 Presentation of Financial Statements;
In February 2021, the IASB issued amendments to IAS 1, which aim to make accounting policy disclosures more informative by replacing the requirement to disclose "significant accounting practices" with "material accounting policies." The amendments also provide guidance on the circumstances in which accounting policy information is likely to be considered material and therefore require disclosure.
These changes have no effect on the measurement or presentation of any items in the Company's consolidated financial statements, but affect the disclosure of its accounting policies.
c)    Amendment to IAS 12 Taxes on Profit;
i.    Deferred Tax related to Assets and Liabilities arising from a Single Transaction.
In May 2021, the IASB issued amendments to IAS 12, clarifying the exemption from initial recognition for certain transactions that result in both an asset and a liability being recognised simultaneously (e.g. a lease under IFRS 16). The amendments clarify that the exemption does not apply to the initial recognition of an asset or liability that, at the time of the transaction, generates equal taxable and deductible temporary differences.
These changes had no effect on the Company's consolidated annual financial statements.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
ii.    International Tax Reform – Pillar Two Model Rules
In December 2021, the Organization for Economic Co-operation and Development (OECD) released a draft legislative framework for a global minimum tax that should be used by individual jurisdictions. The objective of the framework is to reduce the shifting of profits from one jurisdiction to another in order to reduce overall tax liabilities on corporate structures. In March 2022, the OECD released detailed technical guidance on the Pillar Two rules.
Stakeholders raised concerns with the IASB about the potential implications for income tax accounting, especially deferred tax accounting, arising from the Pillar Two model rules.
The IASB issued the final Amendments to the International Tax Reform – Pillar Two Model Rules, in response to stakeholder concerns on May 23, 2023.
The amendments introduce a mandatory exception for entities to recognize and disclose information on deferred tax assets and liabilities related to the Pillar Two rules. The exception takes effect immediately and retrospectively. The amendments also provide for additional disclosure requirements with respect to an entity's exposure to Pillar Two income tax.
Management has determined that the Company is not within the scope of the OECD's Pillar Two Model Rules and the exception to the recognition and disclosure of deferred tax information.
d)    Change in IAS 8/ CPC 23 Accounting Policies, Changes in Estimates and Rectification of Errors;
The amendments to IAS 8, which added the definition of accounting estimates, clarifies that the effects of a change in information or measurement technique are changes in accounting estimates, unless they result from the correction of errors from prior periods. These changes clarify how entities distinguish between changes in accounting estimates, changes in accounting policy, and errors from prior periods.
These changes had no effect on the Company's consolidated financial statements.
2.4.New standards, revisions and interpretations issued that were not yet in force as of December 31, 2023
For the following rules or changes, management has not yet determined whether there will be significant impacts on the Company's financial statements, namely:
a)    Amendments to IFRS 16 - add subsequent measurement requirements for sale and leaseback transactions, which satisfy the requirements of IFRS 15 - effective for periods beginning on or after January 1, 2024;
b)    Changes to IAS 1 - clarifies aspects to be considered for the classification of liabilities as current and non-current - effective for periods starting on or after January 1, 2024;
c)    Changes to IAS 1 – clarifies that only covenants to be fulfilled on or before the end of the reporting period, affect the entity's right to postpone the settlement of a liability for at least 12 months after the reporting date - effective for periods beginning on or after January 1, 2024;
d)    Changes to IAS 7 and IFRS 7 – clarifies entity must disclose supplier financing arrangements, with information that allows users of the financial statements to assess the effects of these arrangements on the entity's liabilities and cash flows - effective for periods beginning on or after January 1, 2024;
e)    Amendments to IAS 21 - require the disclosure of information that allows users of the financial statements to understand the impact of a currency not being exchangeable - effective for periods beginning on or after January 1, 2025;

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
f)    Issuance of the first sustainability disclosure standards by the International Sustainability Standards Board (ISSB), IFRS S1 and S2 – IFRS S1 establishes the main contents required for a complete set of financial disclosures related to sustainability and requires the entity to disclose information about all risks and opportunities related to sustainability, which can probably be expected and may affect the entity's prospects. This effect on the entity's prospects refers to its cash flow, its access to financing or cost of capital in the short, medium or long term. IFRS S2 requires an entity to report its exposure to climate-related risks and opportunities. Both S1 and S2 are in the process of translation and subsequent public consultation, by the Brazilian Committee of Sustainability Pronouncements (CBPS). It is expected that the appropriate final version of the standards for the Brazilian market will occur in 2024, since the CVM has already spoken out through CVM Resolution 59, encouraging companies to adopt the standards from 2025 or earlier, in order to voluntary, in 2024.
The Company is currently evaluating the impact of these new accounting standards and changes. The Company will assess the impact of the final amendments to IAS 1 on the classification of its liabilities as they are issued by the IASB. The Company does not believe that the amendments to IAS 1, in its current form, will have a significant impact on the classification of its liabilities, since the conversion feature on its convertible debt instruments is classified as an equity instrument and, therefore, does not affect the classification of its convertible debt as a non-current liability.
Other pronouncements and interpretations
There are no other rules, changes in rules and interpretations that are not in force that the Company and its subsidiaries expect to have a material impact resulting from their application in their individual and consolidated financial statements.
3.Basis of measurement
3.1.Currency translation
(a)    Functional and presentation currency
Items included in Ambipar Emergency Response’s Consolidated Financial Statements are measured using the currency of the primary economic environment in which companies operate ("the functional currency"). The Consolidated Financial Statements are presented in Reais (R$). All financial information disclosed has been rounded to the nearest value, except otherwise indicated.
(b)    Foreign currency
Transactions with foreign currencies are converted into functional currency by using exchange rates prevailing on the transaction or valuation dates when the items are measured. Exchange gains and losses resulting from the settlement of those transactions and from the translation at year-end exchange rates referring to monetary assets and liabilities in foreign currencies, are recognized in the statement of income. Foreign exchange gains and losses related to accounts receivable, suppliers and loans are presented in the statement of income as financial revenue or expense.
(c)    Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated in euro at the exchange rates at the reporting date. The income and expenses of foreign operations are translated into euro at the exchange rates at the dates of the transactions.
Foreign currency differences are recognized in OCI and accumulated in the Translation reserve, except to the extent that the translation difference is allocated to NCI.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
When a foreign operation in disposed of in its entirety or partially such as that the control, significant influence, or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation in reclassified to profit or loss as part of the gain or loss on disposal. If the Company disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Company disposes only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.
3.2.Use of accounting estimates and judgment
The preparation of the Consolidated Financial Statements in accordance with International Financial Reporting Standards, issued by International Accounting Standards Board (IASB) and Interpretations (collectively "IFRS") and interpretations requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination.
Estimates and assumptions are reviewed in a continuous manner. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future periods affected. The information on critical judgments that refer to accounting policies adopted that have effects on amounts recognized in the Consolidated Financial Statements is presented in the following notes:
Impairment of non-financial assets
As stated in note 3.6, impairment testing involves calculating the value in use or the fair value less cost of disposal, when applicable, of the cash generating units to which the goodwill or other non-financial assets have been assigned. The value in use is determined by estimating five years of future cash flows, a perpetual value and using a discount rate that comprises three components: time value in money, the appropriate risk premium and uncertainty about the future cash flows. Hence, it relies on several critical judgements, estimates and assumptions. For more information on estimates and assumptions used in impairment testing, refer to note 8.
Revenue recognition
The Company applies certain judgment in assessing the terms of revenue from contracts with customers to determine whether the contract involves the delivery of service (revenue recognized over time). The Company evaluates each contract individually, its critical terms and business relationship with its customer and any associated third party.
Lease term
The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Company has the option, under some of its leases, to lease the assets for additional terms. The Company applies judgment in evaluating whether it is reasonably certain to exercise the option to renew, it considers all relevant factors that create an economic incentive for it to exercise the renewal such as contractual terms and conditions for the optional periods compared with market rates and the length of a non-cancellable period of a lease.
After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Residual value and estimated useful life of property, plant and equipment and intangible asset (finite useful lives)
As stated in note 3.5 and 3.7, Intangible and property, plant and equipment assets are amortized over their useful lives. The useful life is based on management’s estimates for the period in which the assets will contribute to generate revenue and is periodically reviewed. Changes in estimates may result in significant changes in the book value. Revisions to these estimates are recognized prospectively.
Business Combination Accounting
We recognize, separately from goodwill, the identifiable assets acquired, and liabilities assumed at their estimated acquisition date fair values. We measure and recognize goodwill as of the acquisition date as the excess of: (a) the aggregate of the fair value of consideration transferred, the fair value of any non-controlling interest in the acquiree (if applicable) and the acquisition date fair value of our previously held equity interest in the acquiree (if applicable), over (b) the fair value of net assets acquired, and liabilities assumed. At the acquisition date, we measure the fair values of all assets acquired and liabilities assumed that arise from contractual contingencies. We measure the fair values of all non-contractual contingencies if, as of the acquisition date, it is more likely than not that the contingency will give rise to an asset or liability.
Expected credit losses related to trade and other receivables
The expected loss on doubtful accounts is established when there is objective evidence that the Company will not be able to collect all amounts according to the accounts receivable original terms.
It is formed in an amount considered adequate by Management to cover probable losses arising on collection of accounts receivable, based on analysis of each client’s default risk considering a reasonable and supportable information available at the time that demonstrates that the credit risk has not increased significantly since initial recognition, the customer’s financial situation committed in the market, history of negotiations carried out, signed agreements not being fulfilled, mainly taking into consideration risk scenarios in which it has observable behavior in the market, and with special attention to long-standing overdue credits.
Income taxes
The calculation of current and deferred income taxes requires us to make estimates and assumptions and to exercise judgement regarding the carrying values of assets and liabilities which are subject to accounting estimates inherent in those balances, the interpretation of income tax legislation across various jurisdictions, expectations about future operating results, the timing of reversal of temporary differences and possible audits of income tax filings by the tax authorities.
Changes or differences in underlying estimates or assumptions may result in changes to the current or deferred income tax balances on the consolidated statements of financial position, a charge or credit to income tax expense in the Consolidated statements of operations and comprehensive income (loss) and may result in cash payments or receipts.
All income tax filings are subject to audits and reassessments. Changes in interpretations or judgements may result in a change in our income tax provisions in the future. The amount of such a change cannot be reasonably estimated.
3.3.Cash and cash equivalents
Cash and cash equivalents include cash, bank deposits, highly liquid short-term investments, redeemable in up to three months or less, with an insignificant risk of change in fair value and for the purpose of meeting short-term commitments.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
3.4.Financial instruments
3.4.1.Financial assets
Recognition and measurement
Purchases and sales of financial assets are recognized on trading date, Investments are initially recognized at fair value plus transaction cost for all financial assets not classified at fair value recognized in income (loss).
Financial assets at fair value recognized in the income (loss) are initially recognized at fair value, and transaction costs are charged to statement of income in the period they occur.
The fair value of publicly quoted investments is based on the current purchase price. If the market of a financial asset is not active, the Ambipar Emergency Response establishes the fair value using valuation techniques. These techniques include the use of recent transactions contracted from third parties, reference to other instruments that are substantially similar, analysis of discounted cash flows and option pricing models, privileging market information and minimizing the use of information generated by Management.
Classification
In the initial recognition, a financial asset is classified as measured at: (i) amortized cost; (ii) fair value through other comprehensive income (“FVTOCI”); or (iii) fair value through profit or loss (“FVTPL”).
A financial asset is measured at amortized cost if it meets both conditions below: (i) the asset is held within a business model whose purpose is to collect contractual cash flows; and (ii) the contractual terms of financial assets give rise, on specific dates, to cash flows that are only payments of principal and interest on the outstanding principal value.
A financial asset is measured in FVOCI only if it meets both conditions below: (i) the asset is maintained within a business model whose purpose is achieved by both the collection of contractual cash flows and the sale of financial assets; and (ii) the contractual terms of financial assets give rise, on specific dates, to cash flows that refer to payments of principal and interest on the outstanding principal value. All other financial assets are classified as measured at fair value through profit or loss.
In addition, upon initial recognition, the Ambipar Emergency Response may, irrevocably, designate a financial asset that satisfies the requirements to be measured at amortized cost, FVTOCI or even FVTPL. This designation is intended to eliminate or significantly reduce a possible accounting mismatch stemming from the result produced by the respective asset.
Financial assets – Business model assessment
The Ambipar Emergency Response makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed, and information is provided to management. The information considered includes:
•the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;
•how the performance of the portfolio is evaluated and reported to the Ambipar Emergency Response’s management;

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
•the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;
•how managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and
•the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.
Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Ambipar Emergency Response’s continuing recognition of the assets.
Financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.
Financial assets – Assessment whether contractual cash flows are solely payments of principal and interest
For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition, ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g., liquidity risk and administrative costs), as well as a profit margin.
In assessing whether the contractual cash flows are solely payments of principal and interest, the Ambipar Emergency Response considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition, in making this assessment, the Ambipar Emergency Response considers:
•contingent events that would change the amount or timing of cash flows.
•terms that may adjust the contractual coupon rate, including variable‑rate features;
•prepayment and extension feature; and
•terms that limit the Ambipar Emergency Response’s claim to cash flows from specified assets (e.g., non‑recourse features).
A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual per amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Financial assets – Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value, Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses, Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
Debt investments at FVOCI	These assets are subsequently measured at fair value, Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.
Equity investments at FVOCI	These assets are subsequently measured at fair value, Dividends are recognized as income in profit or loss unless the dividend clearly represents a investment’s cost part recovery. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.
Trade and other receivables
Trade and other receivables correspond to the amount’s receivable from clients for the rendering of service carried out in the normal course of Company’s activities. If the payment term is equivalent to one year or less (or any other term that is in conformity with Company's normal cycle), accounts receivable are classified as current assets. Otherwise, they are presented in non-current assets.
Trade and other receivables are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method less expected impairment losses on accounts receivable, in practice, they are usually recognized at the billed amount, adjusted by provision for impairment, if necessary.
Recognition and derecognition
The financial instrument is recognized in the Consolidated Financial Statements when the entity becomes a party to the financial instrument contract. An entity removes a financial liability from its statement of financial position when its obligation is extinguished. An entity removes a financial asset from its statement of financial position when its contractual rights to the asset’s cash flows expire; when it has transferred the asset and substantially all the risks and rewards of ownership; or when it has transferred the asset and has retained some substantial risks and rewards of ownership, but the other party may sell the asset. The risks and rewards retained are recognized as assets.
Impairment of financial assets
Expected credit losses
The expected loss on doubtful accounts is established when there is objective evidence that the Company will not be able to collect all amounts according to the accounts receivable original terms.
It is formed in an amount considered adequate by Management to cover probable losses arising on collection of accounts receivable, based on analysis of each client’s default risk considering a reasonable and supportable information available at the time that demonstrates that the credit risk has not increased significantly since initial recognition, the customer’s financial situation committed in the market, history of negotiations carried out, signed agreements not being fulfilled, mainly taking into consideration risk scenarios in which it has observable behavior in the market, and with special attention to long-standing overdue credits.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
a)    Recognition
The Ambipar Emergency Response recognizes loss allowances for Expected Credit Loss (ECLs) on:
•financial assets measured at amortized cost;
•debt investments measured at FVOCI; and
•contract assets.
The Ambipar Emergency Response also recognizes loss allowances for ECLs on lease receivables, which are disclosed as part of trade and other receivables.
The Ambipar Emergency Response measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured at 12‑month ECLs:
•debt securities that are determined to have low credit risk at the reporting date; and
•other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.
Loss allowances for trade receivables (including lease receivables) and contract assets are always measured at an amount equal to lifetime ECLs.
When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Ambipar Emergency Response considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Ambipar Emergency Response’s historical experience and informed credit assessment, that includes forward‑looking information.
The Ambipar Emergency Response assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.
The Ambipar Emergency Response considers a financial asset to be in default when:
•the debtor is unlikely to pay its credit obligations to the Ambipar Emergency Response in full, without recourse by the Ambipar Emergency Response to actions such as realizing security (if any is held); or
•the financial asset is more than 90 days past due.
The Ambipar Emergency Response considers a debt security to have low credit risk when its credit risk rating is equivalent to the globally understood definition of ‘investment grade’.
Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.
12‑month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).
The maximum period considered when estimating ECLs is the maximum contractual period over which the Ambipar Emergency Response is exposed to credit risk.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
b)    Measurement
ECLs are a probability‑weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Ambipar Emergency Response expects to receive).
ECLs are discounted at the effective interest rate of the financial asset.
c)    Credit-impaired financial assets
At each reporting date, the Ambipar Emergency Response assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit‑impaired. A financial asset is ‘credit‑impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.
Evidence that a financial asset is credit‑impaired includes the following observable data:
•significant financial difficulty of the debtor;
•a breach of contract such as a default or being more than 90 days past due;
•the restructuring of a loan or advance by the Ambipar Emergency Response on terms that the Ambipar Emergency Response would not consider otherwise;
•it is probable that the debtor will enter bankruptcy or other financial reorganization; or
•the disappearance of an active market for a security because of financial difficulties.
d)    Presentation of allowance for ECL in the statement of financial position
Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.
For debt securities at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI.
e)    Write-off
The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. For individual customers, the Company has a policy of writing off the gross carrying amount when the financial asset is 180 days past due based on historical experience of recoveries of similar assets. For corporate customers, the Company individually makes an assessment with respect to the timing and amount of write‑off based on whether there is a reasonable expectation of recovery. The Company expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.
Derecognition of financial assets
A financial asset (or, when appropriate, part of a financial asset or part of a group of similar financial assets) is written off when: (i) the rights to receive cash flows from the asset have expired; and (ii) the Company transferred its rights to receive cash flows of the asset or has assumed an obligation to fully pay cash flows received, without significant delay, to a third party under terms of an "on lending" agreement; and (a) the Company has substantially transferred all risks and benefits related to the asset; or (b) the Company has not transferred and has not substantially retained all risks and benefits related to the asset, but has transferred control over that asset.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
When the Company transfers its rights to receive cash flows from an asset or enters into a transfer agreement and does not transfer or substantially retain all risks and benefits related to the asset, an asset is recognized to the extent of the Company’s ongoing involvement with this asset.
3.4.2.Financial liabilities
Initial recognition, classification and measurement
A financial asset or financial liability is measured initially at fair value. Subsequent measurement depends on the category of financial instrument.  Some categories are measured at amortized cost, and some at FVTPL. A financial liability is classified as at FVTPL if it is classified as held‑for‑trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.
Interest rate benchmark reform
When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Company updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:
•the change is necessary as a direct consequence of the reform; and
•the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e., the basis immediately before the change.
When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Company first updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Company applied the policies on accounting for modifications to the additional changes.
Borrowing costs
Cost of loans attributed to the acquisition, construction or production of an asset that necessarily demands a substantial period of time to become ready for intended use or sale is capitalized as part of this asset’s cost.
Loan costs are comprised by interest and other costs that the Company incurs in connection with fundraising.
Derecognition of financial liabilities
A financial liability is derecognized when the obligation under the liability is discharged, canceled, or expired. When an existing financial liability is replaced by another of the same lender with substantially different terms, or the terms of an existing liability are significantly changed, this substitution or alteration is treated as a write-off of the original liability and recognition of a new liability, whereas the difference in the corresponding book value is recognized in the statement of income.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Loans and financing
Borrowings and financing are initially recognized at fair value, net of costs incurred in the transaction and are subsequently stated at amortized cost.
Any difference between the amounts raised (net of transaction costs) and the settlement amount is recognized in the income statement during the period while the loans are outstanding, under the effective interest rate method.
Loans and financing are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.
Warrant and Earn-out
Warrant is a financial instrument that confers the right, but not the obligation, to acquire shares at a specified price during a specific period. It is recognized as a financial liability, and the subsequent measurement of fair value is recognized in profit or loss for the period. The balance on December 31, 2023 is R$ 30.753.
Earn-out is related to the achievement of certain objectives in merger and acquisition operations, in which a part of the purchase price is deferred and based on the future performance of the company. It is recognized as a financial liability, and the subsequent measurement of fair value is recognized in the equity transaction account in the Company's equity.
Such operations are classified in IAS 32/IFRS 9 and are classified as derivative financial instruments, assets and liabilities. Fair value is calculated according to a Monte Carlo simulation model at each measurement date.
3.5.Intangible assets and Goodwill
(i)Software
Costs associated with maintaining software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets where the following criteria are met:
•it is technically feasible to complete the software so that it will be available for use;
•management intends to complete the software and use or license it there is an ability to use or sell the software;
•it can be demonstrated how the software will generate probable future economic benefits;
•adequate technical, financial and other resources to complete the development and to use or sell the software are available; and
•the expenditure attributable to the software during its development can be reliably measured.
Directly attributable costs that are capitalized as part of the software include employee´s costs and an appropriate portion of relevant overheads.
Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
(ii)Goodwill
Goodwill is measured as described in note 9, Goodwill on acquisitions of subsidiaries is included in intangible assets, Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes.
(iii)Research and development
Expenditure on research activities is recognized in profit or loss as incurred.
Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in profit or loss as incurred. Subsequent to the initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.
(iv)Other Intangibles
Other intangible assets, including client’s portfolio, patents and trademarks, that are acquired by the Company and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.
(v)Amortization
Amortization is recognized in the Consolidated Statement of Income (loss) based on the straight-line method in relation to the estimated useful lives, since this method is the closest that reflects the consumption pattern of future economic benefits incorporated into the asset. The estimated useful lives of intangible assets are as measured as described in note 9 (b).
The assets' net book values and useful lives are reviewed at each reporting date, and adjusted prospectively, where applicable.
In December 31, 2023, the Company reviewed the estimated useful lives of these assets, and no significant change was identified.
Other intangible assets, including customer relationships, work force, that are acquired by the Company and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.
3.6.Impairment of non-financial assets
An impairment loss is recognized in the Consolidated Financial Statements statement of income (loss) for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (cash-generating units).

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period. Therefore, impairment losses recognized for goodwill cannot be reversed in a subsequent period.
3.7.Property, plant, and equipment
Property, plant, and equipment (PPE) are stated at historical cost less accumulated depreciation and accumulates impairment losses (if applicable). Historical cost includes expenses directly attributable to the acquisition of items. Historical cost also includes financing costs related to the acquisition of qualifying assets.
Subsequently incurred costs are added to the asset's book value or are recognized as a separate asset, as applicable, and only when it is likely that associated future economic benefits will flow and that the item's cost can be reliably measured.
The book value of replaced items and parts is written off. All other maintenance and repair costs are recorded as a contra entry to income (loss) for the year, when incurred.
Lands are not depreciated. Depreciation of other assets is calculated using the straight-line method, with the costs of other assets being allocated to their residual values over the estimated useful life. Assets under development are not depreciated until they are available for use. Property, plant, and equipment useful lives are disclosed in note 8.
Residual values and the useful lives of material assets are reviewed and adjusted, if adequate, at the end of each year and depreciated using the straight-line method.
An asset's book value is immediately written down to its recoverable amount if the asset's book value is greater than its estimated recoverable amount, as impairment.
An item of property and equipment is de-recognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on de-recognition of the asset (calculated as the difference between net disposal proceeds and the carrying amount of the asset) is included as a gain or loss in the Consolidated statement of operations in the period the asset is de-recognized.
Gains and losses from disposals are determined when the asset is derecognized by the comparison of results with the book value and are recognized in "Other net operating revenues (expense)" in the statement of income, as incurred.
3.8.Trade accounts payable and other accounts payable
Trade accounts payable and other accounts payable are obligations due for assets or services acquired from suppliers in the normal course of businesses and are classified as current liabilities if payment is due within one year. Otherwise, trade accounts payable are presented as non-current liabilities.
They are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method. In practice, they are usually recognized at the amount of the related invoice.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
3.9.Provisions
Provisions for lawsuits (labor, civil and tax) are recognized when: the Company has a present or constructive obligation as result of past events; it is likely that an outflow of funds will be required to settle the obligation; and if the amount can be estimated reliably, Provisions are not recognized for future operating losses.
When there is a series of similar obligations, the probability of settling them is determined by considering all obligation as a whole. A provision is recognized even if the likelihood of settlement related to any individual item included in the same class of obligations is small.
The provisions are measured at the present value of the expenditures that shall be necessary to settle the obligation, using a pre-tax rate which reflects the current market evaluations as to the value of the cash over time and the specific risks of the liability. The increase in the obligation over time is recognized as a financial expense.
3.10.Income tax
Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.
The Company has determined that interest and penalties related to income taxes, including uncertain tax treatments, do not meet the definition of income taxes, and therefore accounted for them under IAS 37 Provisions, Contingent Liabilities and Contingent Assets.
3.10.1.Current tax
Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends.
Companies under the deemed income system
There are companies that opted for taxation based on estimated profit. The income tax and social contribution, both current and deferred, are calculated based on the rates of 15% plus a surcharge of 10% more than R$ 240 for income tax and 9% for social contribution, both applied to a percentage of 32% gross revenue.
Companies under the taxable income system
The income tax and social contribution of current year are calculated based on the rates of 15% plus a surcharge of 10% on taxable income more than R$ 240 for income tax and 9% on taxable income for social contribution on net income and take into account (if any) tax loss carry forward and negative basis of social contribution, limited to 30% of taxable income.
The Company operates in several international tax jurisdictions. Judgement is required in respect of the interpretation of state, federal and international tax law and practices as service provider and tax continues to evolve.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
3.10.2.Deferred tax
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:
•temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
•temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and
•taxable temporary differences arising on the initial recognition of goodwill.
Temporary differences in relation to a right‑of‑use asset and a lease liability for a specific lease are regarded as a net package (the lease) for the purpose of recognizing deferred tax.
Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. There are no unrecognized tax losses or tax credits.
Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Company. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.
The measurement of deferred tax reflects the tax consequences that would follow from the manner which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. For this purpose, the carrying amount of investment property measured at fair value is presumed to be recovered through sale, and the Company has not rebutted this presumption.
Deferred tax liabilities are offset if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred tax relates to the same taxable entity and the same taxation authority.
3.11.Revenue recognition
The revenue is stated net of taxes, returns, rebates or discounts, its recognition is in accordance with IFRS 15 - Revenue from customer contracts, which establishes a five-steps model to determine how and when it will be recognize, as well as its measurement, provided that revenues and costs can be measured reliably.
The Company revenue recognizes revenue when control of the promised services is transferred to the customer, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.
In addition, specific criteria for each of the Company’s activities must be met, as described below:

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Rendering of services
The Company provides emergency services that includes prevention, training, and emergency response.
Revenues are generated from services at customer sites or other locations. Response services for environmental emergencies include any scale from man-made disasters such as oil spills, to natural disasters such as hurricanes. Emergency response services are provided based on purchase orders or agreements with customers and include prices generally based upon daily, hourly or job rates for equipment, materials and personnel.
The Company recognizes revenue for these services over time, as the customer receives and consumes the benefits of the service as they are being performed and the Company has a right to receive for performance completed to date. The Company uses the input method to recognize revenue over time, based on time and materials incurred. The duration of such services can be over the number of hours, days or even months for larger scale projects. In this situation, can be recognized unbilled revenue.
3.12.Leases liabilities
As a lessee
At inception of a contract, the Company assesses whether a contract is, or contains, a lease liability. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for of the period agreed time in exchange for consideration.
At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component based on its relative stand‑alone prices. However, for the leases of property the Company has elected not to separate non‑lease components and account for the lease and non‑lease components as a single lease component.
The Company recognizes a right‑of‑use asset and a lease liability at the lease commencement date. The right‑of‑use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The right‑of‑use asset is subsequently depreciated using the straight‑line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right‑of‑use asset reflects that the Company will exercise a purchase option. In that case the right‑of‑use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right‑of‑use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily para a página seguitedetermined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.
The Company determines it’s the range incremental borrowing rate from 7.8% to 8.5% as each year by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Lease payments included in the measurement of the lease liability comprise the following:
•fixed payments, including in‑substance fixed payments;
•variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•amounts expected to be payable under a residual value guarantee; and
•the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.
The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in‑substance fixed lease payment.
When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right‑of‑use asset or is recorded in profit or loss if the carrying amount of the right‑of‑use asset has been reduced to zero.
From January 1st, 2021, where the basis for determining future lease payments changes as required by interest rate benchmark reform, the Company remeasures the lease liability by discounting the revised lease payments using the revised discount rate that reflects the change to an alternative benchmark interest rate.
The Company presents right‑of‑use assets that do not meet the definition of investment property in ‘property, plant and equipment’ and lease liabilities in ‘loans and borrowings’ in the statement of financial position.
Short-term leases and leases of low-value assets
The Company has elected not to recognize right‑of‑use assets and lease liabilities for leases of low‑value assets and short‑term leases, including IT equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight‑line basis over the lease term.
3.13.Distribution of dividends and interest on own capital
Payment of dividends and interest on capital to Company shareholders is recognized as a liability in the Consolidated Financial Statements at the end of the year, based on the by-laws that govern the Company’s companies.
Any amount above the mandatory minimum is provisioned only on the date of its approval by the shareholders.
The tax benefit of interest on own capital is recognized in the statement of income.
3.14.Business combinations
The Company accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at least, an input and substantive process and whether the acquired set has the produce outputs ability.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
The Company has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.
The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. The goodwill constituted in the business combination is recorded in non-current assets, subgroup of intangible assets. Any goodwill that arises is recorded in intangible assets and tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.
The consideration transferred does not include amounts related to the settlement of pre‑existing relationships. Such amounts are generally recognized in profit or loss.
Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured, and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.
If the Company makes a purchase of an investment and part of the amount is in installments, the accounts payable is recorded in the item Obligations from acquisition of, as mentioned in Note 7.
3.15.Non-controlling interests
The interest attributable to non-controlling shareholders was calculated based on the percentage of 49% on the total shareholders’ equity in 2022 and 30% on the 2021.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Set out below is summarized financial information for NCI that are material to the Company for December 31, 2023:

Summarized statement of financial position	Ambipar Response Espírito Santo S.A.	Ambipar Response Dracares Apoio Marítimo e Portuario S/A.	Ambipar Flyone Serviço Aereo Especializado, Comércio e Serviço	RG Response S.A.	Ambipar Response Tank Cleaning S/A	JM Serviços Integrados S.A.	Ambipar Response Marine S/A	Ambipar Response Industrial Services S/A
	December 31, 2023	December 31, 2023	December 31, 2023	December 31, 2023	December 31, 2023	December 31, 2023	December 31, 2023	December 31, 2023
Current assets	76,182	21,882	26,658	5,417	42,742	48,213	7,982	11,050
Current liabilities	(70,177)	(20,895)	(34,410)	(2,751)	(31,098)	(17,494)	(4,161)	(8,830)
Current net assets	6,005	987	(7,752)	2,666	11,644	30,719	3,821	2,220
Non-current assets	177,315	72,993	132,976	5,797	84,748	21,737	5,509	4,535
Non-current liabilities	(86,681)	(22,653)	(27,387)	(1,828)	(19,293)	(32,655)	(648)	(799)
Non-current net assets	90,634	50,340	105,589	3,969	65,455	(10,918)	4,861	3,736

Net assets	96,639	51,327	97,837	6,635	77,099	19,801	8,682	5,956
Net assets controlling	96,639	51,327	97,837	6,635	77,099	19,801	8,682	5,956
Net assets nom-controlling	—	—	—	—	—	—	—	—

Accumulated NCI	13,695,000	19,377,000	22,944,000	2,124,000	22,130,000	1,464,000
Others adjustment from non-controlling	25,898	5,773	24,996	668	14,799	4,476	1,736	2,918
Accumulated NCI adjusted

Summarized statement of financial position	Ambipar Response Espírito Santo S.A.	Ambipar Response Dracares Apoio Marítimo e Portuario S/A.	Ambipar Flyone Serviço Aereo Especializado, Comércio e Serviço	RG Response S.A.	Ambipar Response Tank Cleaning S/A	JM Serviços Integrados S.A.	Ambipar Response Industrial Services S/A	Ambipar Response Industrial Services S/A
Revenue	185,342	76,916	99,081	14,547	87,083	94,411	12,968	51,637
Cost of services rendered	(138,385)	(54,891)	(64,364)	(9,968)	(53,974)	(47,851)	(8,568)	(42,085)
Gross profit	46,957	22,025	34,717	4,579	33,109	46,560	4,400	9,552
Selling, general and administrative expenses	—	—	—	—	—	—	—	—
Other expense	286	2,976	8,732	268	25,104	157	490	6
Operating expenses	286	2,976	8,732	268	25,104	157	490	6
Operating profit	47,243	25,001	43,449	4,847	58,213	46,717	4,890	9,558

Finance costs	(16,486)	(1,960)	(6,464)	(1,031)	(860)	(16,232)	(342)	(142)
Finance income	1,794	353	466	28	2,148	211	200	33
Net finance costs	(14,692)	(1,607)	(5,998)	(1,003)	1,288	(16,021)	(142)	(109)
Profit before tax	32,551	23,394	37,451	3,844	59,501	30,696	4,748	9,449
Income tax and social contribution	(12,544)	(7,818)	(6,813)	(1,777)	(11,303)	(10,902)	(485)	(5,328)
Profit for the year	20,007	15,576	30,638	2,067	48,198	19,794	4,263	4,121
Profit for the year controlling	11,966	7,944	15,625	1,184	24,508	13,856	3,410	2,102
Profit for the year non-controlling	8,041	7,632	15,013	883	23,690	5,938	853	2,019
Interest attributable to non-controlling shareholders	30.00%	49.00%	49.00%	49.00%	49.00%	30.00%	20.00%	49.00%

(*) The information on Ambipar Response ES S.A. in this table is consolidated and have their subsidiaries shown in the table at note 1.2.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)

(Continued)
Summarized statement of financial position	Emergência Participações S.A.	Ambipar Response Industrial Services Canada	Unidroid Robotica Do Brasil Ltda	Ambipar Response Maritime Services PDA S.A.	Smr Socorro Médico e Resgate Ltda	Ssmr Saude Ocupacional Ltda. Epp	Ssr Servicos De Seguranca e Resgate Ltda Epp	Total
	December 31, 2023	December 31, 2023	December 31, 2023	December 31, 2023	December 31, 2023	December 31, 2023	December 31, 2023	December 31, 2023
Current assets	1,400,282	110,750	4,394	1,391	9,586	1,858	3,211	1,771,598
Current liabilities	(938,376)	(140,243)	(19)	(572)	(7,366)	(1,884)	(2,421)	(1,280,697)
Current net assets	461,906	(29,493)	4,375	819	2,220	(26)	790	490,901
Non-current assets	2,319,013	519,476	974	1,533	11,992	7,616	6,808	3,373,022
Non-current liabilities	(2,042,190)	(115,347)	(3,032)	(182)	(1,822)	(4)	(6,719)	(2,361,240)
Non-current net assets	276,823	404,129	(2,058)	1,351	10,170	7,612	89	1,011,782

Net assets	738,729	374,636	2,317	2,170	12,390	7,586	879	1,502,683
Net assets controlling	738,729	374,636	2,317	2,170	12,390	7,586	879	1,502,683
Net assets nom-controlling	102,850	—	—	—	—	—	—	102,850

Accumulated NCI								81,734
Others adjustment from non-controlling	—	112,480	1,135	868	3,717	2,276	264	202,004
Accumulated NCI adjusted								283,738

Summarized statement of financial position	Emergência Participações S.A.	Ambipar Response Industrial Services Canada	Unidroid Robotica Do Brasil Ltda	Ambipar Response Maritime Services PDA S.A.	Smr Socorro Médico e Resgate Ltda	Ssmr Saude Ocupacional Ltda. Epp	Ssr Servicos De Seguranca e Resgate Ltda Epp	Total
Revenue	380,143	93,961	—	823	18,085	4,623	4,233	1,123,853
Cost of services rendered	(315,838)	(80,107)	(154)	(518)	(16,678)	(4,148)	(3,939)	(841,468)
Gross profit	64,305	13,854	(154)	305	1,407	475	294	282,385
Selling, general and administrative expenses	—	—	—	—	—	—	—	—
Other expense	(2,882)	3,411	—	—	5	—	137	38,690
Operating expenses	(2,882)	3,411	—	—	5	—	137	38,690
Operating profit	61,423	17,265	(154)	305	1,412	475	431	321,075

Finance costs	(33,276)	(10,738)	(6)	(19)	(50)	(43)	(255)	(87,904)
Finance income	940	3	—	7	54	4	—	6,241
Net finance costs	(32,336)	(10,735)	(6)	(12)	4	(39)	(255)	(81,663)
Profit before tax	29,087	6,530	(160)	293	1,416	436	176	239,412
Income tax and social contribution	(7,913)	(176)	—	—	(714)	(149)	—	(65,922)
Profit for the year	21,174	6,354	(160)	293	702	287	176	173,490
Profit for the year controlling	7,886	4,445	(82)	176	491	201	123	93,835
Profit for the year non-controlling	13,288	1,909	(78)	117	211	86	53	79,655
Interest attributable to non-controlling shareholders	100.00%	30.02%	49.00%	40.00%	30.00%	30.00%	30.00%

(*) The information on Ambipar Response ES S.A. in this table is consolidated and have their subsidiaries shown in the table at note 1.2.
3.16.Segment reporting
For reviewing the operational performance of the Company and allocating resources purposes, the Chief Operating Decision Maker ("CODM") of the Company, which is comprised of the Chief Executive Officer of the Company, reviews the Consolidated results as a geographical area disaggregated by domestic market and foreign market as a whole market. The CODM considers the whole Company a single operating and reportable segment, when monitoring operations, making decisions on fund allocation, and evaluating performance. The CODM reviews relevant financial data on a Consolidated basis for all subsidiaries and business lines.
The Company’s net revenue, profit or loss, and assets and liabilities for this one reportable segment can be determined by reference to the Audited Consolidated Financial Statements.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
For more information regarding the Company’s non-current assets and net revenue by geographic area, refer to note 8.
3.17.Earnings per share – basic and diluted
The Company calculates basic earnings per share using the total average weighted number of outstanding ordinary shares during the period corresponding to income, in accordance with accounting pronouncement IAS 33.
3.18.Prepaid expenses
Those are basically disbursements made in advance, which will be charged to the result as soon as the expenses are actually incurred.
3.19.Transactions eliminated on combination
Intra‑group balances and transactions, and any unrealized income and expenses (except for foreign currency transaction gains or losses) arising from intra‑group transactions, are eliminated. Unrealized gains arising from transactions with equity‑accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.
3.20.Finance income and finance costs
The Company’s finance income and finance costs include:
•interest income.
•interest expense.
•the net gain or loss on financial assets at FVTPL; and
•the fair value loss on contingent consideration classified as a financial liability.
The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:
•the gross carrying amount of the financial asset; or
•the amortized cost of the financial liability.
In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit‑impaired) or to the amortized cost of the liability. However, for financial assets that have become credit‑impaired after the initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset, if the asset is no longer credit‑impaired, then the calculation of interest income reverts to the gross basis.
3.21.Share capital
Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, Income tax relating to transaction costs of an equity transaction is accounted for in accordance with IAS 12.
3.22.Financial risk management
The Company is party to transactions involving financial instruments for the purpose of financing its activities or investing its available funds.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
The management of these risks is performed through the definition of conservative strategies aiming at liquidity, profitability, and safety. The control policy consists of permanent follow-up of the rates engaged versus those in force in the market.
In December 31, 2023, there were no transactions involving derivative financial instruments with speculative purposes and compound financial instruments with embedded derivatives.
Financial instruments are recognized only as from the date the Company becomes a party to contractual provisions. When recognized, they are initially recorded at its fair value plus any transaction costs directly attributed to its acquisition or issue (when applicable). Then they are measured at the end of each reporting period, in accordance with the standards established for each type of classification of financial assets and liabilities.
3.22.1.Financial risk factors
In the normal course of business, the Company is exposed to market risks, including changes in interest rates and foreign currency rates.
Market risk is the risk that changes in market prices – e.g. foreign exchange rates, interest rates and equity prices – will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.
The Company's activities expose it to various financial risks: market risk (including fair value interest rate risk, and cash flow interest rate risk and price risk), credit risk and liquidity risk, related primarily to our financing activities and foreign operation. The Company’s risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company does not have operations quoted at commodity prices; therefore, it has no exposure to commodity price risks.
The management of risk is conducted by the treasure departments.
(a)Market risk
Market risk is the risk that changes in market prices – e.g. Foreign exchange rate, interest rates and equity prices – will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposure within acceptable parameters, while optimizing the return.
(i)Interest rate risk
Interest rate risk arises from the portion of debt pegged to the long-term interest rate – CDI and interest earning bank deposits at CDI, which may affect the financial revenues or expenses in the event an unfavorable change in interest or inflation rates takes place. Loans issued at variable rates expose the Company to cash flow interest rate risk.
Loans issued at fixed rates expose the Company to fair value risk associated with interest rate. Considering that a substantial part of the Company’s loans is linked to fixed rates. Management believes that the risk of significant changes in income and cash flows is low.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
The Company set three scenarios (probable, possible and remote) for simulation, In the probable scenario, the rates disclosed by BM&F were set forth by the Management and the possible and remote scenario, a 25% and 50% impairment, respectively, in the variables. The calculation basis used is the amount presented in the notes of cash and cash equivalents, loans and financing and debentures:
▪December 31, 2023

	(Consolidated) scenarios
Index risk	Base	Probable	Possible	Remote

CDI - Interest earning bank deposits	132,072	15,518	19,398	23,277
CDI – Loans	(701,902)	(82,473)	(103,091)	(123,710)
CDI – Debentures	(545,750)	(64,126)	(80,158)	(96,189)

Net exposure	(1,115,580)	(131,081)	(163,851)	(196,622)
▪December 31, 2022

	(Consolidated) scenarios
Index risk	Base	Probable	Possible	Remote

CDI - Interest earning bank deposits	64,158	8,758	10,948	13,137
CDI - Loans and Financing	(717,418)	(97,928)	(122,410)	(146,892)
CDI – Debentures	(600,720)	(81,998)	(102,498)	(122,997)

Net exposure	(1,253,980)	(171,168)	(213,960)	(256,752)
Due to the nature, complexity, and isolation of a single variable, the estimates presented may not faithfully represent the value of the loss, if the variable in question has the deterioration shown. The calculation was performed for a win/loss scenario in the period of one month.
(b)Credit risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers and investments in debt securities.
The credit risk arises from cash and cash equivalents, deposits in banks and other financial institutions, and exposure to client credit. For banks and financial institutions, only securities from entities considered as prime line are accepted.
The Credit Analysis area evaluates the client’s creditworthiness by considering their financial position, past experiences, and other factors.
Individual risk limits are determined with basis on internal or external classifications in accordance with limits determined by management. The use of credit limits is regularly monitored.
No credit limit was exceeded in the period, and Management does not expect any losses arising from defaults by those parties in addition to the provision already formed (Note 5).
As mentioned in note 18 - Segment reporting, the Emergency Response Services do not have customers representing more than 10% of their net revenue in December 31, 2023 and December 31, 2022.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
(c)Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s objective when managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.
The cash flow forecast is carried out by the Company’s Management. The Management monitors the continuous forecasts of Company’s liquidity requirements to ensure it has enough cash to satisfy operating needs. This forecast takes into consideration the Company’s debt financing plans, compliance with clauses, attainment of the internal goals of the balance sheet quotient and, if applicable, external or legal regulatory requirements - for example, currency restrictions.
Surplus cash held by the Company beyond the balance required for administration of working capital, is invested in checking accounts with incidence of interest, term deposits, short-term deposits, choosing instruments with appropriate maturities and sufficient liquidity to provide sufficient margin as determined by the above predictions. As of December 31, 2023, the Company maintained short-term funds of R$ 439,744 (R$ 64,158 as of December 31, 2022) which are expected to readily generate cash inflows to manage the liquidity risk.
The table below analyzes the Company’s non-derivative financial liabilities per maturity intervals, corresponding to balance sheets’ remaining period until contract maturity date (*):

	<1 year	1–2 years	2–5 years	>5 years	Total
December 31, 2023
Loans and financing	84,369	140,566	476,967	—	701,902
Loans and financing (interest)	9,534	15,884	53,897	—	79,315
Debentures	79,677	116,518	349,555	—	545,750
Lease liabilities	24,892	29,344	8,249	—	62,485
Suppliers and other accounts payable	219,256	13,551	—	—	232,807
	417,728	315,863	888,668	—	1,622,259

December 31, 2022
Loans and financing	67,656	92,624	500,282	—	660,562
Loans and financing (interest)	9,682	13,254	71,590	—	94,526
Debentures	84,187	169,806	346,727	—	600,720
Lease liabilities	16,700	24,385	11,240	—	52,325
Suppliers and other accounts payable	182,953	4,305	—	—	187,261
	361,178	304,374	929,839	—	1,595,394

(*) In order, the amounts above refers to agreement nominal amount, however, they not represent of Financial and accounting position as financial statement.
(d)Regulatory and environmental risks
The Company is subject to the laws and regulations of the countries where it operates. The Company’s Management established environmental certified policies and procedures focused on the compliance with environmental laws.
The Management carries out regular analyses to identify environmental risks and assure that controls under operation are appropriate and duly certified.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
(e)Foreign currency risks
On December 31, 2023, and December 31, 2022, the Company has not exposed to a significant transactional foreign currency. So, it concluded that they had no impact on the Annual Financial Statements as the fiscal years ends.
3.22.2.Capital management
The Company’s objectives in managing its capital are to safeguard its business continuity capacity to offer return to shareholders and benefits to the other stakeholders besides maintaining an optimal capital structure to reduce this cost.
In order to keep or adjust the capital structure, the Company may review the dividend payment policy, refund capital to the shareholders or, also, issue new shares or sell assets to reduce, for instance, the indebtedness level.
The Company monitors capital based on the ratio of financial leverage. This index corresponds to net bank loans and financing divided by total capital. Net bank loans and financing, on its turn, corresponds to current and non-current loans and financings as shown in statement of financial position less cash and cash equivalents. Net bank loans and financing is a non-gaap measure.
The total capital is calculated through the sum of shareholders equity, as shown in the statement of financial position with net bank loans and financing and debentures.
The financial leverage ratio on December 31, 2023 and December 31, 2022, can be summarized as follows:

Consolidated financial information	December 31, 2023	December 31, 2022

Loans and financing and debentures	1,247,652	1,318,138
Less: cash and cash equivalents	(423,266)	(271,607)
Net bank loans and financing	824,386	1,046,531
Total shareholders' equity	1,356,797	447,088
Total capital	2,181,183	1,493,619
Leverage ratio	37.8%	70.1%
3.22.3.Fair value estimate
It is assumed that balances of trade accounts receivable and trade accounts payable at book value, less impairment loss, approximate their fair values, considering the realization terms and settlement of these balances, from 30 to 60 days.
For disclosure purposes, financial liabilities’ fair value is estimated by discounting future contract cash flows at interest rate prevailing in the market, which is available to the Company for similar financial instruments. The effective interest rates at the balance sheet dates are customary in the market and their fair values do not differ materially from the balances in the accounting records.
Interest earning bank deposits, represented by investments in Interbank Deposit Certificate (CDI) (note 4) were initially measured at fair value and classified as amortized cost. Additionally, were evaluated based on the yield rate contracted with the respective financial institution, considered as the usual market rate. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gains or losses due to the write-down of the asset are recognized directly in profit (loss) and presented in net finance costs.
Additionally, Management understands the financial instruments recognized in the financial information at their book values, do not show significant changes in relation to the respective market values.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable and willing parties in arm's length transactions. Fair value hierarchy must have the following levels:
▪Level 1: prices charged (unadjusted) in active markets for identical assets or liabilities;
▪Level 2: different inputs of the prices negotiated in active markets included at Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
▪Level 3: inputs for the asset or liability that are not based on observable market variables (non-observable inputs).
Financial instruments by category

December 31, 2023
		Consolidated
	Category & Fair value level	Book value	Market value
Financial assets
Cash and banks	Amortized cost – Level 1	291,194	291,194
Interest earning bank deposits - immediate liquidity	Amortized cost – Level 1	132,072	132,072
Accounts receivable	Amortized cost – Level 1	803,523	803,523
Related parties	Amortized cost – Level 2	29,322	29,322

Financial liabilities
Loans and leases liabilities	Amortized cost – Level 2	701,902	701,902
Debentures	Amortized cost – Level 2	545,750	545,750
Suppliers	Amortized cost – Level 1	184,618	184,618
Obligations from acquisition of investment	Amortized cost – Level 2	352,751	352,751
Related parties	Amortized cost – Level 2	620,842	620,842
Lease liabilities	Amortized cost – Level 2	57,480	57,480

December 31, 2022
		Consolidated
	Category & Fair value level	Book value	Market value
Financial assets
Cash and banks	Amortized cost – Level 1	207,449	207,449
Interest earning bank deposits - immediate liquidity	Amortized cost – Level 1	64,158	64,158
Accounts receivable	Amortized cost – Level 1	702,980	702,980
Related parties	Amortized cost – Level 2	26,180	26,180

Financial liabilities
Loans and leases liabilities	Amortized cost – Level 2	717,418	717,418
Debentures	Amortized cost – Level 2	600,720	600,720
Suppliers	Amortized cost – Level 1	146,611	146,611
Obligations from acquisition of investment	Amortized cost – Level 2	223,426	223,426
Related parties	Amortized cost – Level 2	769,792	769,792
Lease liabilities	Amortized cost – Level 2	47,059	47,059

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
4.Cash and cash equivalents

	December 31, 2023	December 31, 2022

Cash and banks	291,194	207,449
Interest earning bank deposits	132,072	64,158
	423,266	271,607
Financial investments are mainly represented by Bank Deposit Certificates and Capitalization Bonds from first-rate financial institutions, with low credit risk, whose profitability is linked to the variation of the Interbank Deposit Certificate (CDI) and offers immediate liquidity and maturity in up to 90 days, indexed to 105% of the CDI for December 31, 2023, and the year ended December 31, 2022.
5.Trade and other receivables

	December 31, 2023	December 31, 2022

Trade notes receivable - domestic operations	127,007	78,800
Trade notes receivable - foreign operations	443,481	536,565
	570,488	615,365

Provision for trade notes receivable - domestic operations	144,033	74,533
Provision for trade notes receivable - foreign operations	97,673	17,495
	241,706	92,028

	812,194	707,393

Allowance for expected losses - doubtful accounts	(5,185)	(4,413)
	807,009	702,980

Current	803,523	702,980
Non-Current	3,485	—
The expected credit losses are established by considering supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information, based on the Ambipar Emergency Response’s historical experience and informed credit assessment, that includes forward‑looking information.
It is formed an amount considered adequate by Management to cover probable losses arising on collection of accounts receivable, based on analysis of each client’s default risk considering a reasonable and supportable information available at the time that demonstrates that the credit risk has not increased significantly since initial recognition, the customer’s financial situation committed in the market, history of negotiations carried out, signed agreements not being fulfilled, mainly taking into consideration risk scenarios in which it has observable behavior in the market, and with special attention to long-standing overdue credits.
The Company allocates each exposure to a credit risk grade based on the determined data to be predictive of the risk of loss (including but not limited to external ratings, audited Financial Statements, management accounts and cash flow projections and available press information about customers) and applying experienced credit judgement. Credit risk grades are defined using qualitative factors that are indicative of the risk of default and are aligned to external credit rating definitions from agencies.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Concerning the securities that are overdue for more than 181 days, the collection processes and procedures, and agreements, even in installment payments, are in progress, and the probability of success is relatively high.
The Company assumes that there was no significant decrease in ECL between December 2022 and December 2023, despite the relevant increase in accounts receivable. This situation is mainly due to the customer portfolio of new acquisitions without significant historical losses observed.
6.Tax assets
6.1.Tax asset

	December 31, 2023	December 31, 2022

Prepaid Income tax and social contribution (IR/CS)	15,615	9,242
	15,615	9,242

Current	14,143	6,388
Non-current	1,472	2,854
6.2.Other tax asset

	December 31, 2023	December 31, 2022

Recoverable INSS (Social security tax) withheld	12,791	3,552
Recoverable PIS (Tax on sales)	2,212	230
Recoverable COFINS (Tax on sales)	6,950	1,062
Recoverable ICMS (State VAT)	1,157	214
IRRF (Withholding income tax) to offset	39,321	23,521
Other taxes recoverable	2,381	1,553
	64,812	30,132

Current	63,955	29,740
Non-current	857	392

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
7.Business combinations
The Company made the following acquisitions from January 1, 2022, to December 31, 2023:

Base date	Target Company	Interest acquired (%)
January 2022	Dracares Apoio Marítimo e Portuário Ltda.	51
January 2022	Flyone Serviço Aéreo Especializado, Comércio e Serviço Ltda	51
January 2022	RG Consultoria Técnica Ambiental S.A.	51
February 2022	First Response Inc	100
June 2022	Bioenv Análises e Monitoramento Ambiental Ltda	100
July 2022	CTA Serviços em Meio Ambiente Ltda	100
July 2022	Graham Utility Hydrovac Services	100
July 2022	CK7 Serviços de Manutenção Industrial e Reparos em Geral Ltda	51
August 2022	Ridgeline Canada Inc.	100
November 2022	Witt O´Briens LLC	100
February 2023	Girassol Apoio Marítimo Ltda	80
April 2023	Plimsoll Serviços Ltda	51
April 2023	EKMAN - Serviços Ambientais e Oceanograficos Ltda	60
May 2023	DFA Contracting Ltd	100
September 2023	Solução Ambiental Engenharia, Participações e Negócios Ltda.	51
November 2023	Zenith Maritima Eireli	60
December 2023	Unidroid Robotica Do Brasil Ltda	51
December 2023	1653395 Alberta Ltd ("165 AB")	100
December 2023	Smr Socorro Médico E Resgate Ltda	70
December 2023	Ssmr Saude Ocupacional Ltda. Epp	70
December 2023	Ssr Servicos De Seguranca E Resgate Ltda Epp	70
Corporate movements are described in the list of subsidiaries.
December 31, 2023:

Assets and liabilities acquired at fair value (*)	Girassol	Ekman	Plimsoll	DFA	Solução Ambiental	Zenith	Unidroid	SMR	SSRM	SSR	Alberta Ltd	Total
Current assets
Cash and cash equivalents	1,526	2,924	8,420	9,597	1,953	473	1,020	3,240	793	882	680	31,508
Trade and other receivables	1,501	425	4,664	13,474	9,023	492	—	6,705	1,481	1,153	58,285	97,203
Inventories	50	—	—	—	8,965	—	1,789	912	126	270	6,248	18,360
Other assets	112	7	753	517	5,437	427	234	355	112	1,535	39,705	49,194
Non-Current assets					—						—	—
Other assets	943	—	—	—	103	114	1,501	4,985	548	440	166,887	175,521
Property, Plant and Equipment	3,425	490	1,894	9,096	29,210	1,075	89	7,766	7,138	6,453	28,024	94,660
Intangible assets	25	8	—	—	94	369	—	16	—	11	—	523
Goodwill	—	—	—	—	—	—	—	—	—	—	213,123	213,123
Separately Identified Intangibles	—	—	—	—	—	—	900	—	—	—	—	900
Intangibles - workforce	—	—	—	—	—	—	—	—	—	—	—	—
Added Value of Fixed Assets	—	—	—	2,699	—	—	—	—	—	—	—	2,699

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)

Assets and liabilities acquired at fair value (*)	Girassol	Ekman	Plimsoll	DFA	Solução Ambiental	Zenith	Unidroid	SMR	SSRM	SSR	Alberta Ltd	Total
Current liabilities					—						—	—
Trade and other payables	(122)	—	(1,677)	(1,371)	(1,534)	(59)	(7)	(1,742)	(179)	(218)	(62,309)	(69,218)
Loans and Financing	(47)	—	(525)	—	(6,279)	—	—	(635)	(848)	(1,431)	—	(9,765)
Employee benefits	(950)	(2)	(924)	—	(979)	(396)	—	(4,245)	(1,272)	(749)	30	(9,487)
Current income tax payable	(160)	(290)	(3,283)	—	(2,511)	(134)	—	(2,629)	(594)	(384)	(9,263)	(19,248)
Related parties loans	—	—	—	—	—	—	—	—	—	—	—	—
Other liabilities	(450)	(1,332)	(5,581)	(16)	(17,445)	(20)	(11)	(1,155)	(2)	(143)	(63,898)	(90,053)
Non-current liabilities					—						—	—
Loans and Financing	—	—	—	(1,258)	(4,723)	(229)	—	(370)	—	(4,752)	(7,799)	(19,131)
Other liabilities	(55)	—	—	(11,081)	(99)	(49)	(2,731)	(1,515)	(5)	(2,363)	(73,236)	(91,134)
(-) Deferred taxes on Added Value				(918)	—	—	(306)	—	—	—	—	(1,224)
Attributable to the non-controlling Shareholders of the Company	—	—	—	—	(1,278)	—	—	—	—	—	—	(1,278)
Total identifiable net assets	5,798	2,230	3,741	20,739	19,937	2,063	2,478	11,688	7,298	704	296,477	373,153

Total amount of the consideration transferred	10,345	6,170	29,357	52,084	55,601	1,009	4,500	45,243	6,770	15,766	506,759	733,604
(-) Cash acquired	(1,526)	(2,924)	(8,420)	(9,597)	(1,953)	(473)	(1,020)	(3,240)	(793)	(882)	(680)	(31,508)
(-) Assumed amount of the obligation to pay	(5,173)	(4,134)	(14,679)	(17,166)	(34,286)	(673)	(3,000)	(45,243)	(6,770)	(15,766)	(138,316)	(285,206)
Cash paid, net of cash received	3,646	(888)	6,258	25,321	19,362	(137)	480	(3,240)	(793)	(882)	367,763	416,890

Primary					—		1,500					1,500
Secondary	10,345	6,170	29,357	52,084	55,601	1,009	3,000	45,243	6,770	15,766	138,499	363,844
Non-cash value											368,260	368,260
Total amount of consideration transferred	10,345	6,170	29,357	52,084	55,601	1,009	4,500	45,243	6,770	15,766	506,759	733,604
Primary
Secondary	(5,173)	(4,134)	(14,679)	(17,166)	(34,286)	(673)	(3,000)	(45,243)	(6,770)	(15,766)	(138,316)	(285,206)
Non-cash value											—	—
(-) Assumed value of the obligation to pay	(5,173)	(4,134)	(14,679)	(17,166)	(34,286)	(673)	(3,000)	(45,243)	(6,770)	(15,766)	(138,316)	(285,206)

Determining goodwill (*)
Total amount of the consideration transferred, Net	10,345	6,170	29,357	52,084	55,601	1,009	4,500	45,243	6,770	15,766	506,759	733,604
	—	—	—	—	—	—	—	—	—	—	—	—

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)

Assets and liabilities acquired at fair value (*)	Girassol		Ekman		Plimsoll		DFA	Solução Ambiental		Zenith		Unidroid		SMR		SSRM		SSR		Alberta Ltd	Total
Total amount of identifiable net liabilities	(4,638)		(1,338)		(1,908)		(20,739)	(10,167)		(1,238)		(1,264)		(8,182)		(5,109)		(493)		(296,476)	(351,552)
Goodwill paid resulting from expected future profitability	5,707		4,832		27,449		31,345	45,434		(229)		3,236		37,061		1,661		15,273		210,283	382,052

Date of acquisition	03/21/2023		04/14/2023		04/26/2023		04/27/2023	07/10/2023		10/04/2023		12/20/2023		10/13/2023		10/13/2023		10/13/2023		09/30/2023
Control start month	04/2023		04/2023		04/2023		04/2023	07/2023		10/2023		12/2023		10/2023		10/2023		10/2023		10/2023
Company that acquired control	Ambipar Response Dracares Apoio Marítimo e Portuário Ltda		Ambipar Response Espírito Santo S.A.		Ambipar Tank Cleaning S/A		Ambipar Holding Canadá Inc.	Ambipar Response Espírito Santo S.A.		Ambipar Response Marine S/A		Ambipar Tank Cleaning S/A		Emergência Participações S.A.		Emergência Participações S.A.		Emergência Participações S.A.		Ambipar Response Industrial Services Canada
Acquisition Value	R$	10,345	R$	6,170	R$	29,357	CAD 14,135	R$	55,601	R$	1,009	R$	4,500	R$	45,243	R$	6,770	R$	15,766	CAD 138,755
Percentage acquired	80.0		60.0		51.00		100.0	51.00		60.0		51.00		70.0		70.0		70.0		70.0

(*)    On the acquisition date, although the Company assesses the base date of the initial balance sheet of the acquirees for the purpose of determining the allocation of the purchase price and goodwill (negative goodwill). These acquisitions have an interim report. The goodwill for expected future profitability in 2023 was R$ 382,052 (R$ 508,174 in 2022).
(**)    In 2023, the Company spent R$ 47,131 (R$ 1,090,040 in 2022) on acquisitions of companies, as mentioned in the cash flow statement, in investment activities, from business combinations with third parties.
December 31, 2022:

Assets and liabilities acquired at fair value (a)	First Response	Dracares	Flyone	RG	Analitycal	CTA	Graham	C-Tank	Ridgeline	Witt O’Briens (d)	Total
Current assets
Cash and cash equivalents	—	985	3,125	2,843	889	387	2,172	8,866	—	11,139	30,406
Trade and other receivables	13,223	4,249	2,109	907	824	279	2,048	7,262	51,455	480,964	563,320
Inventories	628	2,012	—	—	—	—	—	722	313	—	3,675
Other Assets	382	10,079	16,854	243	42	42	—	5,539	25,305	3,531	62,017
Non-Current assets
Other Assets	—	3,642	4,190	—	1,000	1,753	3,709	25	361	840	15,520

Permanent
Investments	—	—	—	—	—	—	—	—	—	6,583	6,583
Property, Plant and Equipment	4,275	20,366	36,657	689	149	3,534	414	6,313	3,534	18,844	94,775
Intangible assets	—	—	4	—	—	—	—	47	15,322	183,620	198,993
Separately Identified Intangibles	—	—	6,385	—	—	—	6,514	—	23,822	356,083	392,804
Intangibles - workforce	—	—	—	—	—	—	—	—	—	24,001	24,001
Added Value of Fixed Assets	—	—	16,865	1,351	—	—	116	—	—	—	18,332

Current liabilities
Trade and other payables	(1,257)	(1,243)	(6,306)	(14)	(19)	(476)	(19)	(1,210)	(29,202)	(78,199)	(117,945)
Loans and Financing	—	(1,787)	(6,716)	(224)	(81)	—	(74)	(397)	—	—	(9,279)
Employee benefits	—	(862)	(123)	(79)	(81)	(270)	413	(1,604)	(127)	(63,183)	(65,916)
Current income tax payable	(216)	(1,429)	(7,073)	(60)	(169)	(592)	(392)	(2,264)	—	(1,379)	(13,574)
Related parties loans	—	—	—	—	—	—	—	—	—	—	—
Other liabilities	(1,502)	(10,351)	(1,466)	(2,071)	(144)	(355)	(4,818)	(4)	(1,711)	(9,013)	(31,435)

Non-current liabilities
Loans and Financing	—	(2,439)	(7,724)	—	—	(78)	(330)	(836)	(11,353)	—	(22,760)
Other liabilities	—	(61)	(3,841)	—	—	(29)	227	(351)	(2,247)	(7,167)	(13,469)
(-) Deferred taxes on Added Value	—	—	(7,905)	(459)	—	—	(2,254)	—	(8,099)	(129,229)	(147,946)

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)

Assets and liabilities acquired at fair value (a)	First Response	Dracares	Flyone	RG	Analitycal	CTA	Graham	C-Tank	Ridgeline	Witt O’Briens (d)	Total
Attributable to the non-controlling Shareholders of the Company	—	(3,999)	—	—	—	—	—	—	—	—	(3,999)
Total identifiable net assets at fair value	15,533	19,162	45,035	3,126	2,410	4,195	7,726	22,108	67,373	797,435	984,103

Attributable to the Controlling Shareholders of the Company	15,533	9,773	22,968	1,594	1,229	4,195	7,726	11,275	67,373	797,435	939,101
Attributable to the non-controlling Shareholders of the Company	—	9,389	22,067	1,532	1,181	—	—	10,833	—	—	45,002

Total amount of the consideration transferred	69,223	86,684	50,000	19,905	2,606	24,566	29,668	35,329	134,323	998,451	1,450,755
(-) Cash acquired	—	(985)	(3,125)	(2,843)	(889)	(387)	(2,172)	(8,866)	—	(11,139)	(30,406)
(-) Assumed amount of the obligation to pay	(40,907)	—	(25,000)	(10,000)	(803)	(14,620)	(10,387)	(17,850)	(52,915)	(157,827)	(330,309)
Cash paid; net of cash received (b) (c)	28,316	85,699	21,875	7,062	914	9,559	17,109	8,613	81,408	829,485	1,090,040

Primary	—				1,000						1,000
Secondary	69,223	86,684	50,000	19,905	1,606	24,566	29,668	35,329	134,323	998,451	1,449,755
Total amount of the consideration transferred	69,223	86,684	50,000	19,905	2,606	24,566	29,668	35,329	134,323	998,451	1,450,755

Determining goodwill (a)
Total amount of the consideration transferred, Net	69,223	86,684	50,000	19,905	2,606	24,566	29,668	35,329	134,323	998,451	1,450,755
Added Value	—	(3,480)	—	—	—	—	—	—	—	—	(3,480)
Total Net amount of the identifiable net assets acquired, and the liabilities assumed attributable to the Controlling Shareholders of the Company	(15,533)	(9,773)	(22,968)	(1,594)	(1,229)	(4,195)	(7,726)	(11,275)	(67,373)	(797,435)	(939,101)
Goodwill	53,690	73,431	27,032	18,311	1,377	20,371	21,942	24,054	66,950	201,016	508,174

Date of acquisition	02/01/2022	02/16/2022	03/18/2022	03/18/2022	06/28/2022	07/06/2022	07/11/2022	07/26/2022	08/02/2022	10/24/2022
Company that acquired control	02/2022	01/2022	01/2022	01/2022	06/2022	07/2022	07/2022	07/2022	08/2022	11/2022
Company that acquired control	Ambipar Holding Canadá	Emergência Participações S.A.	Emergência Participações S.A.	Emergência Participações S.A.	Ambipar Response Espírito Santo S.A.	Ambipar Response Espírito Santo S.A.	Ambipar Holding Canadá	Emergência Participações S.A.	Ambipar Holding Canadá	Ambipar Holding USA, INC
Acquisition Value	CAD $ 16,625	R$ 86,684	$50,000	$19,905	$2,606	$24,366	CAD $ 7,200	$35,000	CAD $ 33,000	$184,673
Percentage acquired	100%	51%	51%	51%	51%	100%	100%	51%	100%	100%

(a)    On the acquisition date, even though the Company evaluates the base date of the initial balance sheet of the acquired companies for purposes of determining the allocation of the purchase price and goodwill (discount). These acquisitions have provisional reports. The value of goodwill based on expected future profitability calculated for these acquisitions on December 31, 2022, was in the amount of R$ 508,174
(b)     The acquisitions with control of the investees were carried out in early January 2022 (1Q2022) and in June 2022 (2Q2022), through a binding agreement with the transfer of control of the investees, while negotiating contractual clauses and the complete transfer of resources resulting from the defined payment installments.
(c)    In 2022, the Company spent BRL 1,090,040, on company acquisitions, as mentioned in the cash flow statement, on investment activities, from business combinations.
(d)     The Company has joint control of O'Brien's do Brasil Consultoria em Emergências e Meio Ambiente S.A., with a 50% voting interest, and, pursuant to contractual agreements, unanimous consent is required between all parties to the agreement for all relevant activities. The joint agreement is structured as a limited liability company and entitles the Company and the parties to the agreement to the net assets of the limited liability company. For this reason, this arrangement is classified as a joint venture.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
For December 31, 2023, and December 31, 2022, the acquired companies contributed with the following net revenue and profit to the Company's results.

	Consolidated		Consolidated
	December 31, 2023		December 31, 2022
	Net Revenue	Profit for the year	Net Revenue	Profit for the year
First Response Inc	—	—	106,978	38,159
Dracares Apoio Marítimo e Portuário Ltda. and MB Transportes Aquaviários Ltda	—	—	61,429	10,479
Flyone Serviço Aéreo Especializado, Comércio e Serviço Ltda	—	—	55,900	2,750
RG Consultoria Técnica Ambiental S.A. and RG Consultoria Técnica Ambiental Brasil Ltda	—	—	9,314	1,596
Ambipar Response Analytical S/A.	—	—	3,021	693
Ambipar Response Fauna e Flora Ltda.	—	—	25,080	(5,775)
Graham Utility Hydrovac Services	—	—	4,209	211
Ambipar Response Tank Cleaning S/A	—	—	60,484	43,059
Ridgeline Canada Inc.	—	—	45,468	6,647
Witt O´Briens LLC	—	—	168,462	18,342
Ambipar Response Marine S/A	12,968	4,263	—	—
Ambipar Response Industrial Services S/A	51,637	4,120	—	—
Ambipar Response Environmental Consulting Offshore	4,955	402	—	—
DFA Contracting Ltd	35,485	3,765	—	—
Solução Ambiental Engenharia, Participações e Negócios Ltda.	—	(2)	—	—
Reconditec Sistemas e Participações Ltda	24,442	6,689	—	—
RMC2 Soluções Ambientais Ltda	7,351	(1,456)	—	—
Zenith Maritima Eireli	823	293	—	—
Unidroid Robotica do Brasi Ltda	—	(160)	—	—
Alberta Ltd	—	(13)	—	—
Bulldog Energy Company	58,536	9,475	—	—
SMR Socorro Médico e Resgate Ltda	18,085	702	—	—
SSMR Saúde Ocupacional Ltda EPP	4,623	287	—	—
SSR Serviços de Segurança e Resgate Ltda EPP	4,233	176	—	—
	223,138	28,541	540,345	116,161

(*) see note 7.6.
If the above acquisitions had occurred on January 1st, 2023, and January 1st, 2022, management estimates that the consolidated net revenue and profit for the year would have been the following:

	December 31, 2023	December 31, 2022
Net Revenue	2,777,354	2,534,127
Profit for years	43,377	317,894

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Indetermining these amounts, management has assumed that the fair value adjustments, if any, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1st, 2021. The information presented above is not intended to indicate expected results in future years, being only shown for informational purposes.
Non-controlling interest
The shareholders' equity of the acquired companies, attributed to non-controlling and non-controlling companies, is composed of:

	2023
	Value	%
Ambipar Response Marine S/A	1,160	20
Ambipar Response Industrial Services S/A	1,833	49
Ambipar Response Environmental Consulting Offshore	892	40
Solução Ambiental Engenharia, Participações e Negócios Ltda.	30	49
Reconditec Sistemas e Participações Ltda	7,835	49
RMC2 Soluções Ambientais Ltda	1,903	75
Zenith Maritima Eireli	825	40
Unidroid Robotica do Brasi Ltda	922	49
SMR Socorro Médico e Resgate Ltda	3,506	30
SSMR Saúde Ocupacional Ltda EPP	2,190	30
SSR Serviços de Segurança e Resgate Ltda EPP	211	30

Total	21,307
The Company has chosen to recognise the non-controlling interest at its fair value for these acquisitions. The fair value of the non-controlling interest in Dracares Apoio Marítimo e Portuário Ltda. and MB Transportes Aquaviários Ltda, Flyone Serviço Aéreo Especializado, Comércio e Serviço Ltda, RG Consultoria Técnica Ambiental S.A. and RG Consultoria Técnica Ambiental Brasil Ltda, Ambipar Response Analytical S/A, Plimsoll Serviços Ltda, EKMAN - Serviços Ambientais e Oceanográficos Ltda, Ambipar Response Marine S/A, DFA Contracting Ltd, Solução Ambiental Engenharia, Participações e Negócios Ltda, Reconditec Sistemas e Participações Ltda, RMC2 Soluções Ambientais Ltda, Zenith Maritima Eireli, SMR Socorro Médico e Resgate Ltda, SSMR Saúde Ocupacional Ltda EPP e SSR Serviços de Segurança e Resgate Ltda EPP, all of them unlisted companies, were estimated using the same criteria as to recognize the controlling interest at fair value, which was applying the discounted cash flow method to determine the economic value of each acquirees.
To determine the economic value, the following steps are observed:
a.Projection of companies' free cash flow;
b.Determination of discount rates;
c.Determination and calculation of goodwill;
d.Estimate of the perpetuity of the business;
However, there are subjective variables used in the calculations and sometimes reflected in the indexes and rates applied, which significantly affect the value of the business and it is necessary to make this known to the interested parties.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Goodwill
Management considered that most of the acquisitions performed by Response have a purpose of increasing market share and geographical presence. The response segment usually operates with emergency services, where being close to the customers is very important for a good performance of the services. Therefore, goodwill is measured as the excess of the cost of acquisition over the acquirer's fair value of assets, liabilities and contingent liabilities acquired.
Customer relationship
The Company considered that the customer relationships do not consist of relevant asset for the acquisitions because the acquiree did not present at the acquisition date contracts with customers that present a term long enough or large recurrence of services contracted by a customer that could present significant benefit to the acquirer. Most of the contracts with customers and relationship with customers refer to regional contracts with clients that are located on the geographical area of the acquiree. Aligned with the rationale presented on the section of “Brand” above, the acquirees mostly refers to small entities and have limited capabilities of retaining significant clients. The capability is improved by the acquiree from the moment that Response obtains its control, by applying the processes and skills of Ambipar Group.
Goodwill
The main motivation for the acquisitions of the Company refer to increase of market share on different geographical areas. All the acquisitions identified goodwill on the analyzed transactions. The Company understands that this amount goodwill presented above refers mostly to the expectation of benefits arising from the increase of market share that motivated the purchases.
Workforce
The Company did not identify an asset referring to workforce and work qualifications since the acquirees do not demonstrate competitive advantage on the market. The workers do not have proven specific training, needed for the rendering of the services provided by the acquirees. Also, the high turnover rates contribute for the non-significancy of the workforce on the acquisitions analyzed.
Brand
No asset related to brand was identified in the acquisitions since the acquirees do not disclose massively its brand name on the local media and market so it does not have expressiveness that could significantly contribute generating benefits related to this potential asset.
In addition, the Company has the practice of including the Ambipar Group’s brand to all the acquirees, in order to link the new acquiree to the Ambipar Group and help it to utilize the power of Ambipar’s brand and market recognition to help it improve the operations of the acquiree.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Obligation from acquisition
The payment schedule for obligations due to investment acquisition:

Year of maturity	Consolidated
2024	183,825
2025	130,905
2026	35,021
2027	3,000
352,751

Current	183,825
Non-current	168,926
Impairment tests
Goodwill is classified as an asset that has an undefined useful life and must be tested annually and whenever there are indications of possible loss of value. Assets and liabilities are grouped into a single CGU (Cash Generating Unit) which is the Group Response itself for the purpose of impairment testing, Goodwill was allocated to this single CGU.
Any impairment loss is immediately recorded as a loss in the statement of income and is not subject to a subsequent reversal.
The Company used the value-in-use method to carry out the impairment test. For the entire CGU, a 5-years projection period was considered, with growth in perpetuity, in addition to observing the financial budgets prepared by Management to start the projection of cash flows.
Cash flows were discounted to present value through the application of the rate determined by the Weighted Average Capital Cost (WACC), which was calculated using the Capital Asset Pricing Model (CAPM) method, also considering several components of financing, debt and equity used by the Company to finance its activities.
As a result of the impairment test, as of December 31, 2023, and December 31st, 2022, and evaluating the scenario that there have been no changes in significant risk variables and the used future cash flow assumptions of the acquired businesses since the last closing of the annual Consolidated Financial Statements, no losses have been identified for the CGU in which the goodwill is allocated.
The recoverable amounts of the CGUs at estimated value were its book value at the amount of R$ 2,701,145 (R$ 2,128,580 as of December 31, 2022). The Administration that foresees that the two hypotheses of alteration are reasonably possible.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
8.Property, plant and equipment
(a)Breakdown and changes
Changes in property, plant and equipment are as follows:

	December 31, 2023
	Buildings	Facilities	Machinery and equipment	IT equipment	Furniture and fixtures	Vehicles	Leasehold improvements	Works in progress	Vessels	Aircraft	Total
Cost
Opening balance	26,816	422	240,261	18,746	10,209	327,681	41,466	40,685	32,233	73,614	812,133
Transfers	15,420	212	28,337	2,038	1,080	40,023	1,211	(45,642)	17,155	5,763	65,597
Additions	18,555	624	79,285	1,363	705	42,626	2,659	65,363	2,529	51,693	265,402
Write-offs	(940)	—	(7,496)	(243)	(222)	(37,689)	(1,359)	(3,882)	(86)	(3,858)	(55,775)
Business combination (*)	1,969	408	246,517	1,308	685	37,077	—	1,831	3,050	—	292,845
Fair value-added value	—	—	1,188	(127)	440	994	34	—	—	—	2,529
Exchange-rate change	(2,608)	(1)	(3,886)	(745)	(932)	(13,933)	(470)	—	(57)	—	(22,632)
Balance	59,212	1,665	584,206	22,340	11,965	396,779	43,541	58,355	54,824	127,212	1,360,099

Accumulated depreciation
Opening balance	(9,289)	(95)	(84,537)	(9,933)	(6,039)	(160,258)	(9,330)	—	(6,147)	(10,424)	(296,052)
Transfers	(8,006)	(7)	(13,343)	(954)	383	(15,224)	(268)	—	—	(32)	(37,451)
Depreciation	(2,158)	(102)	(36,876)	(4,696)	(2,319)	(26,816)	(3,434)	—	(1,288)	(4,398)	(82,087)
Write-offs	278	3	7,677	—	478	23,836	332	—	23	1,308	33,935
Business combination (*)	(376)	(152)	(178,570)	(653)	(310)	(17,384)	—	—	(769)	—	(198,214)
Fair value-added value	—	—	(496)	7	(95)	(1,236)	(3)	—	(292)	(1,642)	(3,757)
Exchange-rate change	443	—	(1,090)	529	650	10,209	326	—	21	—	11,088
Balance	(19,108)	(353)	(307,235)	(15,700)	(7,252)	(186,873)	(12,377)	—	(8,452)	(15,188)	(572,538)

Cost	59,212	1,665	584,206	22,340	11,965	396,779	43,541	58,355	54,824	127,212	1,360,099
Depreciation and amortization	(19,108)	(353)	(307,235)	(15,700)	(7,252)	(186,873)	(12,377)	—	(8,452)	(15,188)	(572,538)
	40,104	1,312	276,971	6,640	4,713	209,906	31,164	58,355	46,372	112,024	787,561

(*) purchase of investees conforms informed in note 7.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)

	December 31, 2022
	Buildings	Facilities	Machinery and equipment	IT equipment	Furniture and fixtures	Vehicles	Leasehold improvements	Works in progress	Vessels	Aircraft	Total
Cost
Opening balance	20,712	229	197,984	6,503	7,115	265,670	10,228	46,441	6,084	—	560,966
Transfers	6,048	97	(22,914)	(950)	507	(8,094)	21,109	(31,180)	4,473	(30)	(30,934)
Additions	2,268	96	75,884	3,137	2,251	90,168	10,894	30,631	642	17,335	233,306
Write-offs	(1,531)	—	(14,254)	(2,304)	(116)	(10,856)	(969)	(9,871)	(3,821)	—	(43,722)
Initial purchase amount	1,707	—	14,956	13,048	863	10,456	541	4,667	19,341	39,887	105,466
Business combination (*)	15	—	4,304	26	61	1,785	—	—	5,837	16,422	28,450
Exchange-rate change	(2,403)	—	(15,699)	(714)	(472)	(21,448)	(337)	(3)	(323)	—	(41,399)
Balance	26,816	422	240,261	18,746	10,209	327,681	41,466	40,685	32,233	73,614	812,133

Accumulated depreciation
Opening balance	(5,951)	(64)	(101,224)	(3,099)	(5,232)	(142,749)	(5,288)	—	(963)	—	(264,570)
Transfers	(3,875)	—	14,434	229	(157)	(3,821)	(66)	—	—	9	6,753
Depreciation	(2,696)	(31)	(22,120)	(1,390)	(1,168)	(31,784)	(4,942)	—	(960)	(3,645)	(68,736)
Write-offs	919	—	12,829	1,085	260	6,798	955	—	604	—	23,450
Initial purchase amount	(53)	—	(2,950)	(7,194)	(212)	(4,544)	(246)	—	(4,590)	(5,419)	(25,208)
Business combination (*)	(1)	—	(92)	(5)	(2)	(116)	—	—	(292)	(1,369)	(1,877)
Exchange-rate change	2,368	—	14,586	441	472	15,958	257	—	54	—	34,136
Balance	(9,289)	(95)	(84,537)	(9,933)	(6,039)	(160,258)	(9,330)	—	(6,147)	(10,424)	(296,052)

Cost	26,816	422	240,261	18,746	10,209	327,681	41,466	40,685	32,233	73,614	812,133
Depreciation and amortization	(9,289)	(95)	(84,537)	(9,933)	(6,039)	(160,258)	(9,330)	—	(6,147)	(10,424)	(296,052)
	17,527	327	155,724	8,813	4,170	167,423	32,136	40,685	26,086	63,190	516,081

(*) purchase of investees conforms informed in note 7.
(b)Rates of depreciation
The depreciation rates are as follows:

Assets	Useful life (in years)	Annual weighted average rate (%)
Aircrafts	10	10.00
Leasehold improvements	3–25	16.15
Buildings	10–25	4.90
Vessels	5–20	8.00
Tools	4–10	10.00
Equipment	2–10	21.76
Facilities	3–10	10.83
Software license	5	20.00
Machinery and equipment	3–20	15.56
Machinery and equipment – fleets	3–10	10.00
Furniture and fixtures	3–10	13.83
Software	5	20.76
Vehicles	3–10	19.80
Vehicles – Fleet	2–10	20.00

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
(c)Relevant maintenance costs
The Company owns an investment in a subsidiary of the aviation industry, which performs relevant maintenance on property, plant and equipment at regular intervals during its economic useful life. These maintenances are performed to restore or maintain the original performance standards foreseen by the suppliers and represent the only alternative for the use of the asset until the end of its useful life. For such maintenance, entities stop the operations of the asset or group of assets for a certain period of time and generally incur the following main expenses:
(a)Main components and parts;
(b)Own services or services contracted from third parties for the replacement of components and parts;
(c)Own or outsourced services for relevant maintenance and cleaning; and
(d)Fixed plant costs during the maintenance period, inventory losses, etc.
(d)PPE held as collateral
In the period ended on December 31, 2023, the amount of R$141,821 (R$119,707 as of December 31, 2022) is represented by the property, plant, and equipment in the vehicle classes (primarily represented by trucks), machinery, appliances, and equipment, which are the guarantees of the respective financing in the FINAME and Lease liabilities modality.
(e)Impairment
Management annually reviews the net book value of assets for purposes of evaluating events or changes in economic or operating circumstances that may indicate impairment or loss of its recoverable value. This evidence is detected and the net book value exceeds recoverable value, a provision for impairment is recognized to adjust net book value to the recoverable value.
The recoverable value of an asset is defined as the lower of its book value and its value in use. The value-in-use calculation is based on the discounted cash flow model, considering a single CGU that is the Group Response itself. The business growth assumptions are based on the annual budget for 2022 and the long-term projections of its subsidiaries. Estimated future cash flows were discounted at the rate equivalent to average weighted cost of capital. The fair value measurement was categorized as a Level 3 fair value based on the inputs in the valuation technique used.
The key assumptions used in the estimation of the recoverable amount are set out below. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industries and have been based on historical data from both external and internal sources.

In percent	%
Discount rate	20.19
Terminal value growth rate	3.4
The discount rate was a post‑tax measure estimated based on the historical industry average weighted‑average cost of capital.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Estimated EBITDA was projected considering histories and forecasts as follows:
▪CGU’s revenues include service provision. Revenue growth was projected considering economic recovery and price increases/decreases based on inflation estimates;
▪Operating costs and expenses were projected considering the historical performance of the CGU and the trends in personnel cost readjustments and investments in the structure; and
▪Capital expenditures were estimated considering the maintenance of existing infrastructure, machinery, equipment, and vehicles for continuous operation and compliance with client contracts.
For December 31, 2023, and the year ended December 31, 2022, the estimated value in use exceeded the carrying amount.
(f)Leasehold improvements
Leasehold improvements comprise improvements made on third party properties and are substantially related to the lease liabilities agreement for the use of properties in Nova Odessa/SP and the Ambipar Group’s headquarters in São Paulo/SP with a related company of the Company, which owns the property, for a period of five years, signed in 2021.
(g)Right-of-use assets

	Opening balance on January 1st, 2023	New agreements	write-offs	Transfers	Non-cash transfer	Opening Balance	Exchange-rate change	Depreciation	Cost	Accumulated depreciation	Net value December 31, 2023

Right-of-use	68,275	129,551	(12,130)	(29,269)	(4,563)	28	(3,937)	(59,218)	178,134	(89,397)	88,737

	68,275	129,551	(12,130)	(29,269)	(4,563)	28	(3,937)	(59,218)	178,134	(89,397)	88,737

	Opening balance on January 1st, 2022	New agreements	Transfers	Exchange-rate change	Business Combination	Depreciation	Cost	Accumulated depreciation	Net value December 31, 2022

Right-of-use	35,225	32,590	18,350	(1,933)	14,610	(30,567)	129,670	(61,395)	68,275

	35,225	32,590	18,350	(1,933)	14,610	(30,567)	129,670	(61,395)	68,275
They mainly refer to properties and fleets that are leased from third parties for an average period of 5 years for the conduct of the Company's business in various locations in the country. As of September 2021, the lease liabilities agreement began with related parties for the properties in Nova Odessa/SP and the Ambipar Group’s headquarters in São Paulo/SP, which are subject to market conditions.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
9.Intangible assets
(a)Breakdown and changes
Changes in intangible assets are as follows:

	December 31, 2023
	Trademarks and patents	Software	Client portfolio	Know-how	Non-Compete	Total
Cost
Opening balance	36,580	37,903	345,634	10,237	2,895	433,249
Transfers	10,108	(13,165)	—	—	—	(3,057)
Additions	13	4,067	—	—	—	4,080
Write-offs	—	(578)	—	—	—	(578)
Business combination	369	652	—	—	—	1,021
Fair value-added value	(508)	—	(5,300)	900	3,872	(1,036)
Exchange-rate change	(2,138)	(3,096)	(23,375)	64	(156)	(28,701)
Closing balance	44,424	25,783	316,959	11,201	6,611	404,978

Accumulated amortization
Opening balance	(1,239)	(2,906)	(6,841)	(1,775)	(291)	(13,052)
Transfers	—	3,145	251	—	—	3,396
Additions	—	(7,944)	—	—	—	(7,944)
Write-offs	—	6	—	—	—	6
Business combination	—	(497)	—	—	—	(497)
Fair value-added value	(4,987)	—	(20,373)	(2,157)	(1,341)	(28,858)
Exchange-rate change	176	(316)	829	(27)	12	674
	(6,050)	(8,512)	(26,134)	(3,959)	(1,620)	(46,275)

Cost	44,424	25,783	316,959	11,201	6,611	404,978
Accumulated amortization	(6,050)	(8,512)	(26,134)	(3,959)	(1,620)	(46,275)
	38,374	17,271	290,825	7,242	4,991	358,703

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)

	December 31, 2022
	Trademarks and patents	Software	Client portfolio	Know-how	Non-Compete	Total
Cost
Opening balance	2,315	9,353	2,074	—		13,742
Transfers	(3,884)	(1,327)	3,724	—	—	(1,487)
Additions	—	1,276	—	—	—	1,276
Write-offs	(3,847)	(2,801)	(182)	—	—	(6,830)
Business combination	12,238	33,141	—	—	—	45,379
Fair value-added value	30,405	—	340,303	10,237	2,895	383,840
Exchange-rate change	(647)	(1,739)	(285)	—	—	(2,671)
Closing balance	36,580	37,903	345,634	10,237	2,895	433,249

Accumulated amortization
Opening balance	—	(3,892)	(218)	—	—	(4,110)
Transfers	—	1,356	—	—	—	1,356
Additions	—	(848)	(69)	—	—	(917)
Write-offs	—	811	—	—	—	811
Business combination	—	(509)	—	—	—	(509)
Fair value-added value	(1,248)	—	(6,618)	(1,775)	(291)	(9,932)
Exchange-rate change	9	176	64	—	—	249
Closing balance	(1,239)	(2,906)	(6,841)	(1,775)	(291)	(13,052)

Cost	36,580	37,903	345,634	10,237	2,895	433,249
Accumulated amortization	(1,239)	(2,906)	(6,841)	(1,775)	(291)	(13,052)
	35,341	34,997	338,793	8,462	2,604	420,197

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)

December 31, 2023
Goodwill
Cost
Opening balance	1,192,302
Additions	382,281
Added Value Transfer	(3,755)
Due Diligence Adjustment	21,123
Response Price Adjustment	1,383
Exchange-rate change	(56,199)
Closing balance	1,537,135

December 31, 2022
Goodwill
Cost
Opening balance	585,746
Transfers	(17,511)
Additions	532,175
Business combination	154,122
Response Price Adjustment	7,914
Exchange-rate change	(70,144)
Closing balance	1,192,302

(*)     On July 11, 2014, the subsidiary Witt O'Briens acquired the controlling stake in Witt O'Brien's, a global leader in preparedness, crisis management and disaster response and recovery, through the acquisition of a stake in 45.8% of its partner for $35.4 million in cash. The Company performed a fair value analysis, and the purchase price was allocated to the acquired assets and liabilities based on their fair values, resulting in US$48.1 million of recorded goodwill. In October 2016, Witt O'Brien's announced the launch of a strategic growth program to focus on core services, eliminating non-core and lower margin businesses. Witt O'Brien's core services include providing resiliency solutions to key areas of critical infrastructure, including but not limited to government, energy, transportation, healthcare, and education, in the United States and abroad. Witt O'Brien's protects and enhances its customers' business value by strengthening their ability to prepare for, respond to and recover from natural and man-made disasters, including hurricanes, infectious diseases, terrorism, cyber breaches, oil spills, incidents browsing and other interruptions. Operations scheduled for disposal include a government relations unit, the Company's operations in Europe (mainly the UK), software products and an insurance unit. As a result of the restructuring, during the year ended December 31, 2016, Witt O'Brien's identified indicators of impairment for some of its intangible assets and goodwill, resulting in impairment charges of US$29.6 million. The estimates and assumptions used by the Company for its annual goodwill impairment test are typically developed as part of the Company's routine business planning and forecasting process. Although the Company believes that its assumptions and estimates are reasonable, the Company's actual performance in relation to its estimates may produce different results and lead to additional impairment losses in future periods.

Carrying amounts	December 31, 2023	December 31, 2022
Indefinite life	1,575,509	1,227,643
Definite life	320,329	384,856
	1,895,838	1,612,499

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
(b)Rates of amortization
The amortization rates are as follows:

Assets	Useful life (in years)	Annual amortization rate (%)

Trademarks and patents (*)
Right-of-use of software	5	20%
Research and development	2	50%
Goodwill (*)
Client portfolio	2	50%
Workforce	5	20%
Non-Compete	5	20%

(*) Undefined useful life
(c)Impairment
Management annually reviews the net book value of assets for purposes of evaluating events or changes in economic or operating circumstances that may indicate impairment or loss of its recoverable value described in the note 8 (d).
10.Loans and financing
10.1.Breakdown

			December 31, 2023		December 31, 2022
Description	Financial charges - % p,a, (*)	Maturity	Current	Non-Current	Current	Non-Current
Working capital (i)	2.71% + CDI and 6.36%	October, 2030	48,468	511,613	39,103	558,608
Investment financing (ii)	14.13%	June, 2033	27,287	70,650	25,329	83,375
Financial leases liabilities (iii)	5.30%	September, 2027	8,614	35,270	3,224	7,779
			84,369	617,533	67,656	649,762

(*) Effective weighted average annual cost of interest on December 31, 2023.
10.2.Description
(i)Working capital: working capital operations are fixed at a weighted average rate of 2.71% + CDI e 6.36% p.a., and mature from January 2024 to October 2030;
(ii)Investment financing (FINAME): acquisition of heavy vehicles and machinery used for the operations of the subsidiaries. The contracts have a fixed rate with a weighted average of 14.13% p.a., with monthly amortization and the last installment due in June 2033; and
(iii)Financial: fixed-rate contracts with a weighted average of 5.30% p.a., monthly amortization, and the last installment due in September 2027.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
10.3.Reconciliation of movements of liabilities to cash flows arising from financing activities

Balance at January 1st, 2023	717,418
Borrowing	124,258
Interest expense	54,546
Principal paid	(179,804)
Interest paid	(50,260)
Business Combination	28,895
Cash for asset acquisition - non-cash event	50,106
The effect of changes in foreign exchange rates	(43,257)
Balance at December 31, 2023	701,902

Balance at January 1st, 2022	155,304
Borrowing	446,870
Interest expense	27,329
Principal paid	(63,985)
Interest paid	(12,126)
Business Combination	32,040
Cash for asset acquisition - non-cash event	138,834
The effect of changes in foreign exchange rates	(6,848)
Balance at December 31, 2022	717,418
Loan and financing agreements do not have restrictive clauses.
10.4.Payment schedule of installments of non-current liabilities

Year of maturity	December 31, 2023	December 31, 2022
2024	—	59,026
2025	80,387	58,229
2026	64,494	44,016
2027	467,193	489,449
2028	20,165	6,492
More 2029	4,251	—
	636,490	657,212
10.5.Guarantees
Financing with FINAME funds is guaranteed by the financed assets and was raised essentially for the creation of a vehicle fleet for the subsidiaries’ operations. This financing occurs through accredited financial institutions, for the production and acquisition of new machines and equipment, nationally manufactured, accredited in the Brazilian Bank for Economic and Social Development (BNDES).
Working capital loans are guaranteed by the Company's shareholders’ guarantees.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
11.Debentures
11.1.Breakdown

			Consolidated
			Current		Non-Current
Description	Financial charges - % p.a, (*)	Mature	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2021
Debentures	CDI + 2.65 end 3.5	September 2028	79,677	84,187	466,073	516,533
			79,677	84,187	466,073	516,533
11.2.Payment schedule of installments for non-current liabilities

Year of maturity	December 31, 2023	December 31, 2022
2024	—	55,250
2025	118,417	117,750
2026	118,405	117,738
2027	118,423	117,756
2028	118,422	117,756
Total	473,667	526,250

Funding cost (long term)	(7,594)	(9,717)
	466,073	516,533

(*) For the year of maturity, the Company considers the period from December 2023 to December 2024 as current, and so on for other years in the segregation of non-current.
11.3.Description of debentures
Emergência Participações S.A.
On February 23, 2022, the members of the Company's Board of Directors at the Extraordinary General Meeting resolved and approved the 1st issue of simple, non-convertible debentures, of the unsecured type, with additional personal guarantee, in a single series, in the amount of BRL 335,500. The funds were raised to finance the expansion of the Company's business.
The debentures have final maturity in January 2028, the payment of principal will be made in 4 annual installments, the first being in July 2024 and interest will be paid semi-annually, with the first payment in January 2023.
On September 15, 2022, the Management of the subsidiary Emergência Participações S.A. at the Company's Extraordinary General Meeting, they deliberated and approved the 2nd issue of simple debentures, non-convertible into shares, of the unsecured type, with an additional fiduciary guarantee, in a single series, in the amount of R$ 250,000. The funds raised were used to recompose the Company's cash and general corporate uses.
The debentures have final maturity in September 2028, principal payment will be made in 4 consecutive annual installments, the first in September 2025 and interest will be paid semi-annually, with the first payment in March 2023.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
11.4.Contractual restrictions and covenants
The Company has certain obligations, including compliance with financial indices (covenants). They are basically linked to the Net Debt / EBITDA* compliance ratio, which must be measured every six months by the Company.
In addition, the Company must notify in advance of incorporation, merger, spin-off or corporate reorganization, liquidation, extinction or dissolution, capital reduction, distribution of dividends above the mandatory minimum or any transfer of assets of the Company and its subsidiaries, as well as an entry with a request for judicial recovery.
As of December 31, 2023, there were no events that could lead to breach of contract.

(*) EBITDA: or EBITDA, refers to earnings before financial results, income tax and social contribution and depreciation and amortization, considering the accumulated pro forma result, with the results under the control of the pro forma Company.
12.Trade and other payables

	December 31, 2023	December 31, 2022
Trade payables – supply chain financing arrangement - domestic operations	21,967	10,562
Trade payables – supply chain financing arrangement - foreign operations	162,651	136,049
	184,618	146,611
13.Tax payable
13.1.Current income tax payable

	December 31, 2023	December 31, 2022
Income tax	15,897	10,182
Social contribution	5,787	2,816
	21,684	12,998
13.2.Other tax payable

	December 31, 2023		December 31, 2022
	Current	Non-current	Current	Non-current
PIS	4,602	—	1,669	—
COFINS	21,029	—	7,675	—
ICMS	490	—	173	—
ISS	2,172	—	1,111	—
IVA	19,914	—	18,098	—
Installment	559	8,604	745	7,168
IRRF	846	—	687	—
Other taxes	1,847	34	3,561	818
	51,459	8,638	33,719	7,986

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
13.3.Installments
Balance of installment payments As of December 31, 2023
The balance of installments As of December 31, 2023, comes basically from subsidiaries, and is composed as follows:

	December 31, 2023		December 31, 2022
	Current	Non-current	Current	Non-current
Simples National	—	1,168	6	1,168
Social Security - PGFN	—	739	—	296
Other PGFN debits	454	5,039	560	4,978
Social Security - RFB	45	—	54	428
Other RFB debits	—	802	—	63
Installment payment - INSS	29	—	83	—
PIS installment payment	19	13	—	13
COFINS Installment	—	90	—	90
Installment payment - IRRF	—	11	—	11
ISS installment payment	12	704	—	64
Other	—	38	42	57
	559	8,604	745	7,168
14.Leases liabilities
14.1.Right-of-use assets
Right‑of‑use assets related to leased properties that do not meet the definition of investment property are presented as property, plant and equipment (see Note 8 (g)).

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
14.2.Leases liabilities

	Consolidated
	Lease liabilities	Unwinding interest from lease agreements	Net lease liability
Opening balance as of January 1st, 2023	52,325	(5,266)	47,059

Additions	134,713	(5,162)	129,551
Opening Balance	35	—	35
Write-off of contracts	(7,375)	1,843	(5,532)
Payments - Principal	(112,459)	—	(112,459)
Interest payment	(2,465)	(185)	(2,650)
Interest appropriation	—	3,434	3,434
Exchange-rate change	(2,289)	331	(1,958)

Balance at December 31, 2023	62,485	(5,005)	57,480

Current	24,892	(2,272)	22,620
Non-current	37,593	(2,733)	34,860

	Consolidated
	Lease liabilities	Unwinding interest from lease agreements	Net lease liability
Opening balance as of January 1st, 2023	36,613	(4,946)	31,667

Additions	35,752	(3,162)	32,590
Business combination	15,908	(1,298)	14,610
Payments - Principal	(32,802)	—	(32,802)
Interest payment	(2,363)	(37)	(2,400)
Interest appropriation	—	4,183	4,183
Exchange-rate change	(783)	(6)	(789)

Balance at December 31, 2022	52,325	(5,266)	47,059

Current	16,700	(2,289)	14,411
Non-current	35,625	(2,977)	32,648
It is due to the lease liability, measured at the present value of lease payments expected until the end of the contract, projected at the real rate and discounted at the nominal rate, considering possible renewals or cancellations. Lease liabilities are recorded under “Lease liabilities” – in current and non-current liabilities.
The lease payments maturity analysis was settled out in note 3.4.12 showing the undiscounted lease payments to be received after the reporting date.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
15.    Provision for contingencies and judicial deposits
15.1.    Breakdown
As of December 31, 2023 and December 31, 2022, the subsidiaries had the following liabilities, and corresponding judicial deposits, related to contingencies:

	December 31, 2023		December 31, 2022
Probable contingencies:	Judicial deposits	Provision for contingencies	Judicial deposits	Provision for contingencies
Labor and social security contingencies	631	393	826	607
	631	393	826	607
The Company is a party to labor, social security and civil lawsuits and has been discussing these matters in both the administrative and judicial scopes and, when applicable, said lawsuits are mostly backed by appeal-related judicial deposits.
The respective provisions for contingencies were set up considering the estimates made by the legal advisors, for lawsuits whose likelihood of loss in the respective outcomes was assessed as ‘probable’.
Company Management believes that resolving these issues will not have an effect significantly different from the provisioned amount.
15.2.    Rollforward of provision for contingencies
Changes in provision for contingencies As of December 31, 2023, and December 31, 2022, are as follows:

Consolidated
(=) Balance at January, 1st 2022	181
(+) Provisions made during the year	518
(-) Provisions used during the year	(92)
(=) Balance at 31 December 2022	607
(+) Business combination	18
(+) Provisions made during the year	1,049
(-) Provisions reversed during the year	(1,281)
(=) Balance at December 31, 2023	393
15.3.    Descriptions of contingencies
Labor and social security contingencies refer to lawsuits filed by former employees linked to funds arising from the employment relationship and to various claims for damages.
Civil claims refer to lawsuits filed by former suppliers and partners related to compensation for property damages arising from the commercial relationship that existed with the Group Reponse’s companies.
On December 31, 2022, Management reassessed the criteria for provision for labor contingencies considering the risk of loss in each lawsuit and started recording the estimated amount of probable loss in each request made in the lawsuits.
The Company has labor contingencies classified as a possible loss As of December 31, 2023, in the amount estimated by its legal advisors of R$982 (as of December 31, 2022, in the amount of R$1,000).

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
16.    Related parties
16.1.    Breakdown
The transaction with related parties in the Ambipar Emergency Response was carried out under the following conditions:

	December 31, 2023	December 31, 2022
Assets:
Loan (non-current):
Ambipar Participações e Empreendimentos S.A.	4,500	4,500
Ambipar Bank Intermediação de Negócios, Pagamentos e Participações S.A.	1	196
Ambipar R&D Pesquisa e Desenvolvimento Ltda	43	43
Ambipar Logistics Ltda	1,815	1,815
Environmental ESG Participações S.A.	12,595	9,095
Ambipar Eco Products S.A.	2,229	2,229
Ambipar Workforce Solution Mão de Obra Temp. Ltda	6,094	6,078
Ambipar Environmental Solutions - Soluções Ambientais Ltda	1,154	1,154
Ambipar Environment Waste Logistics Ltda	717	943
Ambipar Environment Reverse Manufacturing S.A.	34	34
Ambipar ESG Brasil S.A.	30	—
Ambipar Insurance - Corretora de Seguros LTDA	—	42
Ambipar Coprocessing Ltda	2	2
Disal Chile Sanitarios Portables Ltda	96	—
Disal Chile Servicios Integrales Ltda	—	49
Gestión de Servicios Ambientales S.A.C.	12	—
	29,322	26,180
Liabilities:
Dividends payable:
Controlling shareholder	38,355	69,509
Non-controlling shareholders	19,009	7,400
	57,364	76,909
Loan (non-current):
Ambipar Participações e Empreendimentos S.A.	564,571	703,165
Ambipar Eco Products S.A.	2,209	2,212
Ambipar Environment Waste Logistics Ltda	1,296	1,088
Ambipar Environmental Solutions - Soluções Ambientais Ltda	3,203	1,332
Environmental ESG Participações S.A.	9,747	9,731
Disal Chile Sanitarios Portables Ltda	153	199
Disal Chile Servicios Integrales Ltda	204	—
Gestión de Servicios Ambientales S.A.C.	255	165
Recitotal Com. Serv Ltda	8	—
Ambipar R&D Pesquisa e Densenvolvimento Ltda	99	58
Ambipar Logístics Ltda	2,145	2,014
Ambipar Green Tech Ltda	93	19
Ambipar Compliance Solutions S.A.	3	3
Ambipar Environmental Centroeste S.A.	143	4
Ambipar Worforce Solution Mão de Obra Temporária Ltda	5,578	5,578
Ambipar Environment Reverse Manufacturing S.A.	1	1
Brasil Coleta Gerenciamento de Resíduos Ltda	700	700
Ambipar Environmental Mining Ltda.	89	—
Ambipar Environmental Nordeste Ltda	8	—
Ambipar Bank Intermediação de negócios, pag e Part S.A.	30,337	43,523
	620,842	769,792

Remuneration of key personnel	77,267	35,263
The remuneration of key personnel is recorded in profit or loss under employee benefits.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Loans
They comprise checking account transactions carried out exclusively between wholly owned subsidiaries of the Group Response’s parent company, Ambipar Participações e Empreendimentos S.A., i.e., subsidiaries over which the parent company has full control. These transactions, whose contracts are for an indefinite period and without remuneration, are carried out and are characterized by the concept of cash centralization, i.e., single cash, aiming at better management of financial resources for the Ambipar Group.

	December 31, 2023	December 31, 2022
Statement of income (business transactions)
Revenues
Disal Chile Sanitarios Portables Ltda.	125	24
	125	24
Costs
Disal Chile Sanitarios Portables Ltda.	(603)	—
	(603)	—
Net Income (loss)	(478)	24

Commercial transactions
Related parties linked to the Chilean non-controlling shareholder, which has strictly business transactions, i.e., entered into for the purpose of providing environmental services, leases, as well as providing emergency response services. For the execution of such transactions, the commercial conditions of the local market are followed.
Shared costs between companies
Part of the amount payable to the parent company Ambipar Participações comes from the sharing of costs of the shared office (Shared Solutions Center – SSC) that is distributed among companies in Brazil according to the revenue of each company in relation to the Ambipar Group.
16.2.    Remuneration of key personnel
The remuneration of all directors of the Company that corresponds to short-term benefits was R$77,267 in December 2023 (R$35,263 on December 31, 2022).
Benefits, such as vehicle use, reimbursement, travel, and others, are granted to officers, in December 2023, these benefits totaled R$2,025 (R$833 on December 31, 2022).
In 2023, no long-term benefits, termination of employment contracts or share-based remuneration were paid.
17.Shareholders' equity
In the context of the Consolidated Financial Statements, the accounts comprising equity (capital, capital reserve, income reserve, equity adjustments, among other) usually are not significant.
Therefore, the statements of changes in equity of this Consolidated financial information include only two items named equity attributed to controlling interests and noncontrolling interests.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
17.1.Share Capital
Authorized capital
Share capital on December 31, 2023 and December 31, 2022 was R$1,443,108,000.00 and R$261,920,439.00, represented by 55,429,851 and 261,920,439 common shares, respectively, having no nominal value and there were no changes in the year ended at December 31, 2023.

	December 31, 2023		December 31, 2022
	Quantity	R$ (whole numbers)	Quantity	R$ (whole numbers)
Initial balance	261,920,439	261,920,439.00	261,920,439	261,920,439.00
Issuance new shares	177,977,323	263,004,000.00	—	—
Capital reduction - transaction with HPX Corp, pursuant to the terms of the Business Combination	(439,897,762)	(524,924,439.00)	—	—
Ambipar Participações e Empreendimentos S.A.	39,234,746	841,029,236.14	—	—
PIPE investors	13,323,800	555,892,822.91	—	—
HPX Corp.	1,916,100	6,333,075.86	—	—
Others Investors	955,205	39,852,865.09	—	—
Final balance	55,429,851	1,443,108,000.00	261,920,439	261,920,439.00
Transaction with HPX
On March 3, 2023, the Company completed the transaction with HPX Corp, pursuant to the terms of the Business Combination Agreement entered into on July 5, 2022 by the Company, together with its subsidiaries, Emergência Participações, Ambipar Emergency Response and Ambipar Merger Sub. As a result, Emergência Participações became a wholly owned subsidiary of Ambipar Emergency Response.
Ambipar Emergency Response (AMBI) is classified as a foreign private issuer, emerging growth company and non-accelerated filer with shares listed on the New York Stock Exchange (NYSE American).
The completion of the Transaction involved a capital contribution of R$909.8 million equivalent to US$174.7 million in AMBI, of which: (i) R$48.1 million equivalent to US$9.2 million from the HPX trust account , (ii) R$595.8 million equivalent to US$114.5 million from private investors in the PIPE (Private Investment in Public Equity) structure, (iii) capitalization of R$263.0 million equivalent to US$50.5 million loan that the Emergency had with the Company. As a result, the Company now holds a 70.8% stake in AMBI after the conclusion of the SPAC process.
Accounting impacts
a)    Stock listing expense
The Transaction is not within the scope of IFRS 3/CPC 15 - Business Combination since HPX was a special purpose entity for the acquisition of businesses and did not meet the definition of business by the standard, thus being accounted for in accordance with the standard IFRS 2/CPC 10 – Share-Based Payment. According to this rule, AMBI recognized a single non-cash expense of R$ 100.9 million equivalent to US$19.4 million as a listing expense (Listing Expenses), based on the difference between the value of the AMBI shares issued to HPX shareholders and the fair value of HPX's identifiable net assets. This expense represents the implicit incurred cost of listing AMBI on the NYSE American.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)

R$
Cost of shares issued to HPX shareholders (1)	146,741
Fair value of Earn-out shares for Ambipar Holding (2)	(44,240)
Adjusted cost of shares issued to HPX shareholders	102,501

HPX Assets	48,083
HPX Liabilities	(49,676)
HPX net assets on 3/3/2023	(1,593)

Stock listing expense	100,908

1)    Considering the amount of US$9.89 per share on 02/28/23, date of the EGM approving the transaction and exchange of R$5.2037.
2)    Fair value estimated based on a Monte Carlo simulation model.
b)    Transaction costs
The Company incurred extraordinary expenses of R$18,913 referring to legal, financial, and listing advisors.
c)    Earn-out
As part of the Transaction, the Company is entitled to an additional 11,000,000 AMBI shares, to be issued in 2 tranches of 5,500,000 each in case certain objectives are achieved (“Earn-out”). The first tranche will be granted if the AMBI quotation exceeds US$17.0 per share during any 20 trading sessions out of 30 consecutive trading sessions. The second tranche will be granted if the AMBI quotation exceeds US$20.0 per share during any 20 trading sessions out of 30 consecutive trading sessions. If these objectives are not achieved by March 3, 2026, the Earn-out not awarded will be cancelled.
Earn-out is within the scope of IAS 32/IFRS 9 and was classified as a passive derivative financial instrument of AMBI. The subsequent measurement of fair value has been recognized in the equity transaction account in the Company's shareholders' equity. Earn out fair value is calculated according to a Monte Carlo simulation model at each measurement date, using typical inputs equity markets volatility, the price of AMBI shares and time to expiration. As the pricing inputs vary quarterly, so does the earn out fair value Company reorganization.
In 2021, the Company did a reorganization and had 100% of the capital stock of which held the control of investees: Ambipar Holding USA, Ambipar Holding Canada, Ambipar Holding UK, Ambipar Holding Ireland and Inversiones Disal which were part of the group and resulted in an impact of $326,056 in the Company’s equity.
17.2.Profit reserves
Legal reserve
The legal reserve is set up annually by the allocation of 5% of net income for the year and may not exceed 20% of the Company's capital.
The purpose of the legal reserve is to guarantee that the capital is paid up and it is used solely to offset losses and increase capital.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Unrealized profit reserve
The unrealized profit reserve is represented by undistributed profits, due to equity in earnings not realized in its investees.
17.3.    Earnings per share
As a result of the corporate reorganization of Ambipar Participações e Empreendimentos S.A. that occurred in 2020, the Company presents these consolidated financial statements considering Ambipar Emergency Response as the ultimate parent company of the Group Response since January 1, 2021. The weighted average of the shares used to calculate the earnings per share represents the movement of the shares of Ambipar Emergency Response in the respective exercises.
Basic
Basic earnings per share are calculated by dividing the income attributable to the Company’s shareholders by the weighted average number of shares issued during the year, excluding those shares bought by the Company and held as treasury shares. Any dividends of preferred shares and any premiums paid upon the issue of preferred shares during the year are deducted from the income attributed to the parent company’s shareholders.

Earnings per share	December 31, 2023	December 31, 2022	December 31, 2021
Earnings from operations attributable to shareholders of the parent company	17,176	187,874	138,142
Weightage average number of ordinary shares (basic)	89,844,949	261,920,439	48,615,599

Basic earnings per share (in Reais)	0.1912	0.7173	2.8415
Diluted
Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of dilutive options and other dilutive potential ordinary shares. The effects of anti-dilutive potential ordinary shares are ignored in calculating diluted EPS. The company has 16,179,990 warrant shares, potential common shares in circulation, so the diluted basic profit is as follows:

Earnings per share	December 31, 2023	December 31, 2022	December 31, 2021
Earnings from operations attributable to shareholders of the parent company	17,176	187,874	138,142
Weightage average number of ordinary shares (diluted)	103,328,274	261,920,439	48,615,599
Diluted earnings per share (in Reais)	0.1662	0.7173	2.8415
17.4.    Accumulated translation adjustment
It substantially refers to exchange variation on foreign investees and goodwill paid on the acquisition of businesses in other countries, whose functional currencies are different from the Company and its subsidiaries.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
17.5.    Capital transaction
On June 28, 2021, Emergências Participações S.A. acquired 100% of the shares of Inversiones Disal Emergencias S.A. (“Inversiones Disal Emergencias”). Inversiones Disal Emergencia is a holding company with a direct interest of 50% on Suatrans Chile S.A. and, after this transaction, the total interest of Ambipar Emergency Response on Suatrans Chile S.A. is 100%.

Response
Inversiones Disal Emergencias
Assets and liabilities acquired at fair value (*)
Cash and cash equivalents	1,005
Other assets	25,650
Other liabilities	(323)
Total identifiable net assets	26,332

Total amount of consideration transferred	144,430
(-) Cash acquired	(1,005)
(-) Assumed value of the obligation to pay	—
Cash paid, net of cash received/receivable	143,425

Determination of goodwill (*)
Total amount of consideration, net	144,430
Total identifiable net assets	(26,332)
Goodwill paid on expected future profitability	118,098

Date of additional acquisition	06/28/2021
Company that acquired control	Emergência Participações S.A.

Value of acquisition	US$ 26,185 (thousand)
Percentage acquired	100%

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
18.    Segment reporting
Segment information is presented geographically as required by entity wide disclosures under IFRS 8.
(i)    Segment net revenue by region

	December 31, 2023	December 31, 2022	December 31, 2021
Net Revenue
Brazil	936,213	534,113	210,397
Latin America (Other than Brazil)	188,968	186,156	144,410
United Kingdom	150,228	175,091	132,617
North America	1,314,551	789,536	334,779
Total	2,589,960	1,684,896	822,203
(ii)    Segment PPE, Goodwill and Intangible assets by region
From the total of PPE, Goodwill and Intangible assets, 33% located in Brazil as of December 31, 2023 (2022 is 29% at Brazil). The following table presents segment non-current assets by geographical area for the periods indicated:

	December 31, 2023	December 31, 2022	December 31, 2021
Brazil	927,490	629,055	289,762
Latin America (Other than Brazil)	75,238	45,073	42,875
United Kingdom	108,155	111,350	115,549
North America	1,661,253	1,411,377	478,813
Total	2,772,136	2,196,855	926,999
(ii)    Major clients
As of December 31, 2023, and December 31, 2022, and December 31, 2021 the Emergency Response Services has no customer representing more than 10% of its net revenue.
19.    Net Revenues
The main business activities of Response comprise prevention, management, and emergency response to accidents involving hazardous or non-hazardous products in all modes of transportation, in addition, it provides industrial firefighters who work at customer’s facilities and has the largest and most complete training field in Latin America, training employees and clients with the most complete structure focused on emergency response and management in multimodal scenarios.
The Company promises a service to the customer at the contract, which could be stand-by to support or execute a spot service. The delivery of the service is identified as the single performance obligation in the respective contract.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
The nature, amount, timing and uncertainty of Ambipar Emergency Response net revenue and cash flows may be affected by economic factors. The economic factors that most impact Ambipar Emergency Response net revenues and cash flow are associated with geographical areas. The following table presents net revenue disaggregated by geographical area for the periods indicated.

	December 31, 2023	December 31, 2022	December 31, 2021
Net Revenue from domestic market (*)	843,588	534,114	210,397
Net Revenue in the foreign market	1,746,372	1,150,782	611,806
Net revenue from services rendered	2,589,960	1,684,896	822,203

(*) Revenue represented by national (Brazil) clie,nts.
20.    Costs and expenses by nature

	December 31, 2023	December 31, 2022	December 31, 2021
Materials used in the provision of services	(94,726)	(30,395)	(32,036)
Personnel and labor charges	(1,051,125)	(647,356)	(317,749)
Fuels	(59,455)	(58,115)	(24,744)
Freight and tolls	(5,860)	(17,181)	(2,683)
Maintenance of machinery, apparatus and equipment and vehicles	(94,545)	(58,022)	(24,306)
Taxes	(23,073)	(20,191)	(10,099)
Rent and Condominium	(929)	(11,936)	(8,884)
Leasing of goods, vehicles, machinery, and equipment	(542)	(19,087)	(14,294)
Telephony expenses	(14,352)	(6,440)	(2,011)
Travel expenses	(68,249)	(33,215)	(12,588)
Depreciation and amortization	(181,864)	(112,029)	(60,163)
Advertising and marketing	(17,622)	(10,783)	(3,399)
Third-party services	(407,090)	(210,471)	(89,455)
IPO costs	(120,963)	—	—
Other expenses	(89,182)	(116,545)	(41,762)
	(2,229,577)	(1,351,766)	(644,173)

Cost of services provided	(2,090,482)	(1,337,749)	(618,691)
General, administrative and sales	(28,385)	(26,553)	(26,837)
Other operating income (expenses), net	(110,710)	12,536	1,355
	(2,229,577)	(1,351,766)	(644,173)

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
21.    Net financial income

	December 31, 2023	December 31, 2022	December 31, 2021

Financial income
Discounts obtained	190	800	82
Interest charged	1,259	820	830
Revenues from interest earning bank deposit	13,744	6,441	3,714
Foreign-exchange income	9,513	315	5,636
Monetary variation	17,035	258	40
Other	1,744	933	474
	43,485	9,567	10,776
Financial expenses
Interest paid	(7,194)	(4,732)	(1,610)
Interest right of use	(3,434)	(4,183)	(978)
Interest on loans	(54,546)	(27,329)	(7,454)
Debenture interest	(89,069)	(52,371)	—
Intercompany interest	(8,284)	(4,613)	—
Discounts granted	(95,521)	(1,529)	(830)
Bank expenses	(3,812)	(2,478)	(362)
IOF	(824)	(3,469)	(1,108)
Foreign exchange costs	(15,262)	(8,518)	(163)
Monetary variation	(289)	(402)	—
Other	(16,592)	(3,917)	(299)
	(294,827)	(113,541)	(12,804)

Net financial expense	(251,342)	(103,974)	(2,028)

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
22.    Income tax and social contribution
(a)    Breakdown of expense

	December 31, 2023	December 31, 2022	December 31, 2021
Current income tax and social contribution	(78,999)	(35,806)	(23,773)
Deferred income tax and social contribution	(12,866)	(9,104)	(14,087)
Income tax and social contribution expense	(91,865)	(44,910)	(37,860)
(b)    Reconciliation of income tax and social contribution expenses

	December 31, 2023	December 31, 2022	December 31, 2021
Income before income tax and social contribution	109,041	232,784	176,002
Tax calculated based on current rates - 34%	(37,074)	(79,147)	(59,841)

Reconciliation:
Equity in net income of subsidiaries	—	10,671	—
Recognition of deferred tax loss asset	4,424	(16,434)	(8,987)
Permanent difference adjustments in other jurisdictions	(45,742)	18,212	38,571
Adjustment in Tax regime Differences	(25,414)	(13,115)	(4,061)
Other adjustments in temporary and permanent differences	11,941	34,903	(3,542)
Income tax and social contribution	(91,865)	(44,910)	(37,860)

Effective rate of income tax and social contribution - %	84.2%	19.3%	21.5%
(c)    Deferred income tax and social contribution
The Company records deferred income tax and social contribution payable and receivable to the extent of their realization, to reflect the future tax effects on temporary differences between the tax bases of assets and liabilities and their respective book values, as well as a tax loss and negative social contribution basis, calculated at the combined tax rate of 34%, as well as demonstrating the basis for constituting the deferred income tax and social contribution payable, constituted taking into consideration the existing obligations in other jurisdictions, stated separately in assets and liabilities due to the fact that they are distinct tax authorities, as follows:

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)

	December 31, 2023	December 31, 2022	December 31, 2021
Tax bases - Assets
Tax loss and negative basis	12,245	25,304	17,962
Temporary differences in another jurisdiction	72,460	25,770	8,470
Provisions - temporary differences	—	23,692	—
	84,705	74,766	26,432

Income tax – 25%	21,177	18,692	6,608
Social contribution - 9%	7,623	6,728	2,379
Income tax and social contribution - assets	28,800	25,420	8,987

	December 31, 2023	December 31, 2022	December 31, 2021
Tax bases - Liabilities
Provisions - temporary differences	(163,257)	(124,671)	(45,862)
Temporary differences in another jurisdiction	(389,047)	(436,602)	(52,384)
	(552,304)	(561,273)	(98,246)

Income tax – 25%	(138,077)	(140,318)	(24,562)
Social contribution - 9%	(49,707)	(50,515)	(8,842)
Income tax and social contribution - liabilities	(187,784)	(190,833)	(33,404)
(d)    Changes in deferred income tax and social contribution

	December 31, 2023	December 31, 2022	December 31, 2021
Changes
Opening balance - assets, net of liabilities	(165,413)	(24,417)	(7,130)
Realization to statement of income	(12,866)	(9,104)	(14,087)
Other changes	19,295	(131,892)	(3,200)
Closing balance - assets, net of liabilities	(158,984)	(165,413)	(24,417)
(e)    Realization of deferred income tax and social contribution

Realization per annum	December 31, 2023	December 31, 2022	December 31, 2021
2024	5,760	6,355	2,247
2025	5,760	6,355	2,247
2026	5,760	6,355	2,247
2027	5,760	6,355	2,246
2028	5,760	—	—
	28,800	25,420	8,987

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
23.    Cash flow information
Investment and financing transactions that do not involve cash.

	December 31, 2023	December 31, 2022
Cash flow from investment activities
Acquisition of property, plant, and equipment by financing	29,193	138,834
Acquisition of fixed assets through advance	20,913	—
Acquisition of investment with exchange of shares in subsidiaries	368,260	—
Balance payable for the acquisition of investment	285,206	16,311
	703,572	155,145
Cash flow from financing activities
Operational lease	129,551	—
Accumulated translation adjustment	118,891	75,422
Interest of non-controlling shareholders	75,085	24,153
Warrant and earn out	30,753	—
Capital increase with investment receipt	263,004	—
	617,284	99,575
24.    Subsequent events
24.1Receipt of Loan from Ambipar Lux S.À.R.L. for Debt Refinancing
On February 28, 2024, Ambipar Lux S.À R.L. sent to Ambipar Holding USA, Inc a total of US$200,000 (two hundred million United States dollars) as a loan, with remuneration of 9.875% (nine integers and eight hundred and seventy-five thousandths percent) per year, with a term of 7 (seven) years and maturity on February 6, 2031 with personal guarantee granted by the controlling company Ambipar Participações e Empreendimentos S.A.. The resources received will be used to refinance financial obligations contributing to the improvement of the company's capital structure and are also applied to finance or refinance eligible green investments (Green Notes).
24.2Announcement of the exercise of the right to advance early redemption of all single series debentures.
On March 5, 2024, Ambipar Participações e Empreendimentos S.A. communicates to its debenture holders holding debentures of the 2nd issue (AMBP12) and 3rd issue (AMBP13), and Emergência Participações S.A. jointly communicates to its debenture holders holding debentures of the 1st issue (EMGP11), which will exercise the right to optional early redemption of all single series debentures, according to publications in the newspaper O Dia, carried out by both companies on March 5, 2024.
Optional Early Redemptions will be made upon full payment of (i) the Nominal Unit Value of the Single Series Debentures, plus: (ii) Remunerative Interest, calculated pro rata temporis and (iii) the premium as provided for in the Deed Clause of each Emission.
Until March 27, 2024, Emergência Participações S.A. settled the amount of R$2,788,540, referring to the issuance of the debentures mentioned above, Working Capital operation with Banco do Brasil and Banco Itaú Commercial Note.